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DAT : 8/31/05

OLYMPUS®

Your Vision, Our Future

82-3326

AR/S
3-31-05

Olympus Optical Co Ltd

A CLEAR VISION FOR THE FUTURE

Annual Report 2005

CONTENTS

medical systems business

> Since 1919, OLYMPUS CORPORATION and its subsidiaries ("Olympus" or "the Group") have led the industry in developing various products based on optical technology. Olympus creates such ground-breaking products as digital cameras through "Opto-Digital Technology," a fusion of optical and advanced digital technologies. Olympus maintains excellence in all five of its businesses: the Imaging Systems Business, which includes digital cameras, film cameras, and voice recorders; the Medical Systems Business, which offers gastrointestinal endoscopes that lead the world market, and minimally invasive products; the Life Science Business with bioscience products and diagnostic systems; the Industrial Systems Business, comprising industrial microscopes,

imaging systems business

life science business

industrial endoscopes, and information equipment; and the new Information and Communication Business that was established in the second half of fiscal 2005 after ITX Corporation became a consolidated subsidiary in September 2004. The Industrial Systems Business has been reorganized for future development, and in April 2005, Olympus transferred its industrial microscope business operations to the Life Science Business and created two new independent businesses: the IMS Business Division for industrial endoscopes, and the PS Business Division for printers and other information equipment. Uniting diverse technologies, the Group will continue to provide technology and products that offer new value in the daily lives of people worldwide.

industrial systems business

information and communication business

News Release

August 4, 2005

Olympus Corporation
Terumo Corporation

Olympus and Terumo to Strengthen their Business Partnership

Summary

Olympus Corporation and Terumo Corporation are pleased to announce that they have agreed to strengthen their business partnership.

The two companies signed a comprehensive partnership agreement covering the development of medical equipment in 2001. Since then three products have been brought to market as a result of joint development initiatives. Olympus and Terumo now aim to strengthen their partnership and expand their areas of collaboration, leading to the development of revolutionary medical equipment based on Japanese technologies invented in Japan. They also aim to share their management resources and market advantages at all levels from manufacturing operations to intellectual property, distribution systems and user support systems, to enhance their competitiveness in global markets.

To advance the business partnership at the management level, Olympus and Terumo intend to form a capital partnership. As stated above, the aim of this relationship is to strengthen the partnership, and Olympus and Terumo are not considering other actions, such as a future merger or the establishment of a holding company.

Background

The world market for medical equipment is expected to remain on an expansionary trend because of factors that include the continuing growth of the aged population in advanced industrialized countries, and improvements in the standard of medical services in developing countries. At the same time, there is a concern about the diversification of medical needs and the rising cost of medical services. These factors are reflected in expectations toward the development of new minimally invasive technologies that can reduce the cost of medical care while also minimizing the physical impact on patients.

Olympus and Terumo decided to strengthen the business partnership that they formed in 2001 to allow them to respond more flexibly to medium-term and long-term changes in the business environment, including market conditions and social needs. In the spring of 2005, the two companies formed a task force team to consider the further reinforcement of this relationship. This team has explored opportunities for collaboration beyond the scope of the existing business framework. The result of this work is a shared view that Olympus, which is Japan's leading manufacturer of diagnostic and therapeutic equipment for the digestive system, and Terumo, which is a leader in the field of diagnostic and therapeutic equipment for the cardiovascular system, can further strengthen their global competitiveness by sharing their core technologies and wide-ranging knowledge, based on their common commitment to the development of minimally invasive medical technology.

Olympus will allocate 6,811,000 shares to Terumo by means of third-party allocation, while Terumo will allocate 4,715,400 shares to Olympus from its treasury stock. Both transfers will take place on August 22.

Future Developments

The two companies are still consulting about specific areas of collaboration and future plans for their strengthened partnership. Their aim is to identify ways in which they can contribute to society and provide new value in terms of minimally invasive and economically effective medicine, through wide-ranging research based on patient perspectives and disease management perspectives. For example, they will develop new medical equipment in such fields as cardiovascular system disease, cancer and bone disease (orthopedic surgery).

Specific areas of collaboration are likely to include instruments for the endoscopic treatment of heart disease using various forms of energy, such as ultrasound and lasers, equipment for use in the treatment of digestive system diseases, such as colorectal cancer, pancreatic cancer, and minimally invasive systems for the treatment of liver cancer and other conditions, and bone replacement materials and related systems. The size of the market for newly developed equipment in these fields varies but is expected to reach 40 to 100 billion yen in the future. The two companies will also consider collaboration on the development of new overseas market and the establishment of new markets for existing products.

To ensure that the partnership yields the anticipated benefits, the two companies will form a management-level Strategic Partnership Committee (provisional name). Its task will be to explore new business opportunities and monitor progress at regular intervals.

Profile of Olympus Corporation

Head Office:	Shinjuku Monolith, 3-1, Nishi-shinjuku 2-chome, Shinjuku-ku, Tokyo
Establishment:	1919
Paid-in Capital:	40,832 millions of yen
Principal officer:	Tsuyoshi Kikukawa (President)
Consolidated Net Sales:	813,538 millions of yen (End of March, 2005)

12/01/04

The Olympus Technology Fair 85 was held from December 1–3, 2004 at the Tokyo International Forum. Based on the theme, "Your Vision, Our Future," and the achievements of the Corporate Research and Development Center, the fair showcased advanced Olympus technologies, including products, software, and manufacturing methods made possible with "Opto-Digital Technology" in the fields of imaging systems, medical systems, life science, and industrial systems.


Your Vision, Our Future

9/28/04

Olympus revealed the E-300 digital SLR camera on September 28, 2004, targeting further market expansion of the E-System, led by success of the E-1 digital SLR camera with interchangeable lenses that was released in October 2003. The E-300 model with interchangeable lenses and a new design was developed with simplicity in mind, based on the advanced technologies of the E-1 model, which won kudos from the market for its high image quality and reliability.





OLYMPUS E-SYSTEM
(top: E-1, bottom: E-300)
The E-300 features Olympus' sophisticated digital SLR camera technologies, including 4/3-type 8-megapixel CCDs, high-performance image processing engines, and dust reduction. These features are empowered by the Olympus E-system's interchangeable lenses designed especially for digital cameras.



Photograph: Mitsuaki Iwago; shot with the Olympus E-1, Zuiko Digital ED 300mm, f5.0, 1/1000 sec. (in RAW format)




OLYMPUS

11/30/04

As key technologies for capsule endoscopes, Olympus has developed technologies such as the "Wireless power supply system" that supplies motive power to capsule endoscopes from outside the body, as well as the "Capsule guidance system" that controls the position of capsule endoscopes within the body for accurately observing targeted areas. With the development of capsule endoscopes, Olympus is realizing the dreams of patients and doctors alike for endoscope examinations that are minimally invasive, *thereby contributing to patients' quality of life and efficient diag*noses and treatments.



In fiscal 2005, ended March 31, 2005, Olympus recorded a net loss, its first since the introduction of consolidated financial accounting. From the start of the in-house company structure in 2001 until the split-off of the Imaging Systems Business and the Medical Systems Business in 2004, Olympus has followed a smooth growth curve while implementing various reforms. As a result, I believe Olympus has gained market recognition as a winning company. For this reason, I deeply regret having to report to our shareholders and other stakeholders that Olympus posted a net loss in fiscal 2005. In this annual report, we will discuss the digital camera business and the issues relating to its decline in profits, and how we plan to rebuild our earnings foundation.

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales	¥813,538	¥633,622	¥564,343	$7,395,800
Net income (loss)	(11,827)	33,564	24,348	(107,518)
Earnings per share—Basic net income (loss)	(44.98)	126.96	91.88	(0.409)
Total assets	858,083	682,673	605,768	7,800,755
Shareholders' equity	240,837	252,179	222,432	2,189,428

Notes: 1. Earnings per share is shown in yen and U.S. dollars.
2. The U.S. dollar amounts have been translated from yen, for the convenience of the reader, at the rate of ¥110=US$1.00
3. The above figures are based on accounting principles generally accepted in Japan.
4. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.

> Overview of Fiscal 2005

During fiscal 2005, consolidated net sales totaled ¥813.5 billion, an increase of 28.4% compared with the previous fiscal year. However, ¥170.4 billion of these sales are attributable to consolidated sales at ITX Corporation, which became a consolidated subsidiary in the second half of the fiscal year under review. Excluding this factor, consolidated net sales would have increased 1.5%, marking our 11th consecutive fiscal year of growth in net sales. Nevertheless, Olympus recorded a net loss of ¥11.8 billion in fiscal 2005, compared with net income of ¥33.6 billion in the previous fiscal year, owing to extraordinary losses on restructuring in the Imaging Systems Business and the partial reversal of deferred tax assets. Despite these consolidated results, Olympus has decided to maintain annual cash dividends of ¥15 per share, the same as in the previous fiscal year, in consideration of various factors such as the future operating environment.

Poor performance in the digital camera business was the lone cause of earnings deterioration in fiscal 2005. In four of our businesses, with the exception of the Imaging Systems Business, we achieved growth in both sales and profits in the Medical Systems Business, Life Science Business, and Industrial Systems Business. Despite concerns to the contrary, the Industrial Systems Business was profitable and contributed to overall earnings. In the Medical

Systems Business, we sustained steady growth in sales despite cutbacks in medical expenditures around the world.

> Achieving an Earnings Recovery in the Imaging Systems Business



The pace of change in the digital camera market is accelerating faster than ever. Olympus believes that the largest contributing factor to its weak performance was an inability to develop appealing new products in a timely fashion in line with market trends.

Over this past year, the scale of the digital camera market increased from 48.6 million units to 60.3 million units according to the Camera & Imaging Products Association (CIPA). There was an unmistakable change in the demand structure as more users bought digital cameras to replace their older models than users buying digital cameras for the first time. The fact that Olympus was unable to create compelling products in response to this change had a severe impact on profits in fiscal 2005. Although we maintained a fairly steady share of the market, with 14.8% of the digital camera market in fiscal 2005 compared with 15.2% in fiscal 2004, the average price of our products dropped about 17%, far faster than the decline in average market prices.



Net Sales
(Millions of yen)
466,704
528,415
564,343
633,622
813,538
01
02
03
04
05



Operating Income / Net Income (Loss)
(Millions of yen)
35,496
42,283
62,346
62,997
23,153
11,787
10,279
24,348
33,564
-11,827
01
02
03
04
05
Operating income
Net income (loss)

Olympus started the digital camera business from scratch nine years ago and built it up into a more than ¥200 billion-a-year business. Despite sales volume keeping pace with market growth, we became complacent by assuming that sales would grow for all of our products and lost the sense of urgency to keep evolving. Now fully aware of the seriousness of the situation, Olympus is making every effort to resolve this problem.

> Rebuilding the Imaging Systems Business

As our first measure to rebuild the digital camera business, we are conducting a top-down review of our current product lineup. However, time is needed for restructuring to take hold, owing to a tight schedule in the ongoing development of digital cameras, which have a short life cycle of only three months. For this reason, Olympus decided to strategically review the timing of new product releases, and focus all of its energies on launching new digital cameras. These new digital cameras will be more attractive and compelling than any other Olympus has produced before, and mark the start of a completely new product lineup.

Our second measure is cost reductions. By September 2005, Olympus plans to reduce the number of employees in the Imaging Systems Business from 14,000 to 10,000, which will reduce annual personnel expenses by approximately ¥3 billion. This will be the first time Olympus has had to reduce personnel, with exception to those times during the aftermath of the Second World War. Olympus is fully aware of the extremely important obligation of management to assure stable employment. However, if action is not taken now, further reductions in personnel may become necessary in the future. While this was a very difficult decision for Olympus to make, it was unavoidable under the circumstances.

In addition, Olympus aims to reduce costs by ¥10 billion annually by shortening inventory turnover by 0.5 months, reducing the amount of partly finished products and sharing molds. Including the personnel reductions, we plan to lower costs by a total of ¥13 billion. With contributions from the aforementioned new product sales and cost reductions, we believe a return to profitability is possible in the second half of fiscal 2006.



Olympus is formulating a management vision that brings forward medium-term targets for restructuring, including a review of the Imaging Systems Business portfolio. Our basic direction is to emphasize earnings over sales or market share. Lessening the reliance of our earnings structure on endoscopes has been a long-standing management issue. From this point of view as well, we are making every effort to achieve a recovery in earnings in the Imaging Systems Business.

Worldwide Digital Camera Market
(Thousands of units)


72,000
60,280
48,600
28,380
15.5
15.2
14.8
13.2
03
04
05
06 (estimate)
— Worldwide
Olympus unit share
Source: Camera & Imaging Products Association

> Today and Tomorrow in the Medical Systems Business, the Life Science Business, and the Industrial Systems Business

As the earnings foundation of Olympus, the Medical Systems Business centers on our gastroenterological endoscopes, which hold an approximate 70% share of the world market. Every year, endoscopes are expected to perform greater roles in helping to improve diagnostic accuracy, minimally invasive treatment, and patients' quality of life. The Medical Systems Business attained growth in sales and profits during fiscal 2005 amid pressures to slash medical expenses across the medical industry.

From its overwhelming competitive advantage in gastroenterological endoscopes, Olympus believes there is significant room for business expansion in fields related to endoscopes, such as surgical products and endo-therapy devices. As a comprehensive supplier of endoscopes, Olympus is taking an aggressive stance toward increasing its market share in fields other than gastroenterological endoscopes.

We believe that key measures to increasing our market share are expanding sales personnel, reinforcing the marketing structure, and forming alliances with other companies. After a split-off in October 2004, decision-making speed has increased markedly. Based on this new framework, Olympus aims to obtain a higher share of the global market by boosting its comprehensive solution capabilities from sales to support.

The Life Science Business achieved double-digit growth in sales and profits in fiscal 2005. The Life Science Business rests on two pillars—the bioscience business, which centers on microscopes, and the diagnostic testing business. Olympus is accelerating business development and expansion in these two areas by applying achievements in molecular biology, which has made remarkable progress in recent years, toward the realization of personalized medicine that is expected to become next-generation health care.

Contrary to expectations, the Industrial Systems Business was profitable in fiscal 2005. Through restructuring in April 2005, the Industrial Systems Business was split up and transferred to the Life Science Business and other operations. Olympus will continue to aggressively invest in promising fields such as the printer business,

Digital Camera Inventory Turnover


(Months)
2.8
1.9
1.6
1.7
1.7
1.5
01
02
03
04
05
06 (target)

Note: 2005 and 2006 figures exclude ITX Corporation.

which is advancing through a business tie-up with Riso Kagaku Corporation.

> Business Strategy with ITX Corporation

In September 2004, Olympus made ITX Corporation a subsidiary through capital participation from the start of its operations. ITX Corporation is a venture capital incubator that launches innovative enterprises. As a strategic partner, Olympus is working with ITX Corporation to foster new businesses and strengthen the competitiveness of existing ones. Our partnership has already shown considerable progress, such as in looking for new models for the Medical Systems Business. By reinforcing our partnership, Olympus expects to find meaningful synergies between Olympus' brand recognition and technological capabilities and ITX Corporation's unique business creation and development capabilities.

> Olympus and CSR

In September 2004, Olympus formulated the Olympus Group Corporate Conduct Charter as a behavior guideline to ensure corporate social responsibility (CSR). In parallel, Olympus participated in the United Nations' Global Compact, working to advance 10 universal principles in the areas of human rights, labor, the environment, and anti-corruption. Our participation in the Global Compact brought the membership to 22 companies in Japan.


"The Olympus Group
Corporate Conduct Charter
represents our commitment
to ensure CSR and acceler-
ates our efforts to contribute
to society."

Olympus's operations, which began with microscopes in 1920 and the world's first commercial gastrocamera in 1950, have a deep-seated philosophy of playing a useful role in society, and this thinking is also in alignment with the tenets of CSR. The Olympus Group Corporate Conduct Charter represents our commitment to ensure CSR and accelerates our efforts to contribute to society. Participation in the Global Compact was a natural extension of our corporate philosophy.

In April 2004, Olympus established the CSR and Brand Strategy Department to comprehensively oversee cross-sectional efforts to promote CSR and strengthen brand recognition.

Although our performance in fiscal 2005 is a cause for concern to our stakeholders, including shareholders, customers, suppliers, and employees, we are driving forward restructuring with the single-minded purpose of meeting your expectations for the future.

June 2005

Tsuyoshi Kikukawa
President

> *Since 1919, when Olympus was inspired to develop Japan's first* microscope for the advancement of medicine in Japan, the founding spirit of Olympus has always been to contribute to society. This founding spirit still runs strong today, even after Olympus has grown into a global corporation with 149 subsidiaries around the world.

Olympus formulated its "Social IN" management principle in 1994. "Social IN" is our official declaration to strive to realize better health and happiness for people by being integral members of society, sharing common values, and proposing new ones through our business. Olympus believes that a win-win relationship between Olympus and its stakeholders, including shareholders, customers, users, employees, business partners, society at large, and the global environment is what creates true value.

To clarify these ideas and accelerate efforts at CSR, Olympus declared its participation in the United Nations Global Compact in October 2004, becoming the 22nd Japanese company to join. By incorporating the 10 principles of the Global Compact into our corporate activities, Olympus aims to be a leading global company that contributes to the sustainable development of society.

I take pride in the fact that we are contributing to better health and quality of life in society as a whole through efforts to spread minimally invasive endoscopic treatments in China by supporting and working together with local doctors.

It is our responsibility to spread the word globally that colorectal cancer is preventable, treatable, and beatable.

I gained immense satisfaction from helping to raise funds for the John Grooms Charity, helping disabled people live the most normal of lives possible, at last year's Southend Air Show.

we do,

I was pleased to see Olympus make efforts to raise funds for the *Sumatra Earthquake* and Tsunami victims.



By sponsoring and providing a conservation NGO with digital cameras and other equipment for documentation of biodiversity research, we are supporting the conservation of endangered species and promoting responsible tourism in Nicaragua, Cambodia, and other countries.

For me, the Olympus Europa Foundation "Science for Life," which donates funding to promote research in the life sciences, is a great example of Olympus' social commitment.

Olympus collected comments on its CSR activities through a survey of Group employees.

Management Philosophy and Conduct Charter

> The fundamental management concept of Olympus, "Social IN" is also positioned as a cornerstone of CSR activities. "Social IN" stands for Social Value in the Company, and signifies three relationships between Olympus and society. These three "IN" relationships are INvolvement (social involvement), INsight (sharing social values), and INspiration (creating new value).

Applying this concept to daily business activities to fulfill its social responsibility, Olympus formulated the Olympus Group Corporate Conduct Charter and the Olympus Group Code of Conduct in September 2004. Including environmental initiatives, the Corporate Conduct Charter is a comprehensive declaration of our position on CSR and identifies a framework for our CSR activities. The Code of Conduct is put in place to guide all directors and employees to act in compliance with the Conduct Charter. The principles of the United Nations Global Compact were used as a reference in developing the Corporate Conduct Charter and the Code of Conduct.

Olympus Environmental Principles

> In line with its goal of being an excellent corporate citizen, Olympus drafted the Olympus Environmental Principles in August 1992 to articulate its basic positions on environmental issues and to set ambitious environmental protection goals, thereby promoting enhanced environmental protection activities. The Corporate Conduct Charter states the fundamental ideas of the Environmental Principles in the "Harmony with the Environment" chapter.

Corporate Brands and CSR

> Olympus developed Japan's first microscope, launched the world's first endoscope, and has released innovative, compact, and lightweight cameras. In this way, Olympus has responded to the expectations and visions of people through its development capabilities in both optical and production technologies. Through our creative capabilities, we have proposed visions to society and our stakeholders. Embodying the creative value of Olympus, we created "Your Vision, Our Future" as a new corporate slogan in April 2003 and have deployed it globally ever since.

Olympus believes that the Olympus Group's involvement in CSR will nurture trust in the Olympus Group, reinforce the corporate culture, and eventually help the Olympus brand enhance its value. Olympus also believes that it will help the employees of the Olympus Group realize the importance of working with one of the world's leading brands and of taking pride in the value of the brand with appropriate actions, ultimately reinforcing CSR activities.

because we can.



I think it is wonderful that we are helping people lead fuller lives through our activities in the imaging field and medical field with minimally invasive techniques.

Olympus promotes greener, alternative, and sustainable forms of transportation among its staff and local communities. The "Green Travel Plan" developed in cooperation with our local borough council is leading more people to walk, cycle, or car pool to work, and to increasingly use company and public transportation.



Through our work at the Prototype Test Center, we ensure compliance with international laws and regulations as well as ascertain international traceability to uphold the corporate social responsibility of Olympus products.

We have successfully introduced Olympus' microscopes and objective lenses containing lead-free optics into the North American market.

Establishment of the Division for Promoting CSR Activities

> In April 2004, Olympus inaugurated the CSR and Brand Strategy Department as an organization for advancing CSR initiatives across the Company. In April 2005, Olympus established the Corporate Social Responsibility Division to directly control the CSR Department, the Environmental Development Department, and the Corporate Quality Assurance Department. Through the Corporate Social Responsibility Division, Olympus aims to bolster its activities in the following areas further.

Main CSR Activities

Quality Assurance and Customer Support

> Olympus has defined its philosophy on quality as the realization of world-leading total quality and the provision of products and services of the finest quality. While building quality assurance systems in each business, Olympus strives to ensure quality through the establishment of a cross-divisional corporate quality assurance department to coordinate efforts throughout the Group. Olympus has set up an optimal quality assurance system for each field of business in each region of the world, beginning with Japan, the Americas, and Europe.

Human Rights and Labour Policy and the Global Compact

> Since its founding, Olympus has been actively engaged in creating a working environment where every employee can perform his or her best through respecting human rights, having a varied sense of values, and fostering individual personalities in order to fully develop human resources and an organization with vitality. Olympus participates in the United Nations Global Compact, which supports universal principles related to human and labor rights. The Olympus Human Rights and Labour Policy was created in March 2005 to send a strong message of respect for human rights to all employees in the Group.

Environmentally Friendly Products

> Olympus aims to increase the number of environmentally friendly products around the world by purchasing goods that are easy on the environment while manufacturing and selling its own environmentally conscious products. Specifically, Olympus has set its own standards for reducing the environmental burden of its products as much as possible. Products conforming to these standards are certified as Olympus Eco-Products.

Prevention of Global Warming

> Olympus focuses its efforts on the reduction of greenhouse gases to help prevent global warming. We have identified greenhouse gases applicable to the Group, set reduction targets, and are proceeding to reduce emissions.

Through donations of digital cameras, grants, training, and other outreach programs to the educational community, Olympus is helping younger generations engage in "visual learning."



On the "World of Work" day arranged by a local school, I provided guidance on interview techniques to groups of children who found these sessions very useful. I myself found it very rewarding.



I am proud of our ongoing activities to support the arts and provide international aid by creating A Day in the Life of Africa, an exhibition of pictures taken by 100 famous photographers, from which proceeds go to the AIDS Education Program run by the United Nations.

The Paperless Office Project and On-line Ordering System help our customers and us to reduce paper consumption, ultimately protecting the forests.



Every day, we seriously take our responsibility for developing and manufacturing high quality in-vitro diagnostic products for our customers in the health care system.

Contributing to Society

> Based on the management philosophy of "Social IN," Olympus proactively contributes to society in various regions around the world. In March 2005, we created the Social Contribution Policy, which sharpens our focus on the four fields of medicine and health, culture and the arts, the global environment, and natural science. Moreover, each and every one of our employees makes an effort to participate in voluntary activities of their choice.

• *Donating Endoscopes to Developing Nations*

> Since September 2003, Olympus has cosponsored the Outreach Program operated by the World Organization of Digestive Endoscopy and the World Gastroenterology Organization to make annual donations of endoscopes and materials to hospitals in developing nations. Our first endoscope system donation was to the Eva Peron Education Hospital in Argentina. We are following this up with a second donation planned for the Yalgado Ouédraogo University Medical Center in Burkina Faso, West Africa.

• *KeyMed Receives Queen's Award for Enterprise in Sustainable Development*

> KeyMed (Medical & Industrial Equipment) Ltd. ("KeyMed"), a British subsidiary of Olympus, was honored with the Queen's Award for Enterprise in Sustainable Development in April 2004. Based on the philosophy that companies should do more than pursue profits, KeyMed has provided support for local school education, transportation safety improvements, the construction of facilities for the severely handicapped, and has lent a helping hand to children injured by the Chernobyl accident as well as Ugandan children infected with HIV and AIDS. KeyMed's philosophy and efforts were recognized with the award in April 2004.

• *Contributing to Cancer Medicine*

> In recognition of contributions to the advancement of cancer medicine at Olympus C&S, spol. s.r.o., a subsidiary in the Slovak Republic, Olympus President Tsuyoshi Kikukawa was presented with the Slovak Republic Presidential Cross from the Slovak Republic government in July 2004. The award is the highest honor bestowed on private sector entities in Slovakia, and the first one received by a Japanese company.

Information Disclosure

> Olympus has set forth an Information Disclosure Policy, and strives to disclose corporate information fairly in a timely and appropriate manner to all of its stakeholders to gain accurate understanding and trust. Based on the Information Disclosure Policy, Olympus has created internal rules for disclosure procedures. Olympus strictly follows the laws and regulations of each country governing business activities as well as regulations related to securities transactions. When disclosing information, Olympus takes precautions to protect personal information and prevent infringing on the rights of related parties.

Olympus supports the Chernobyl Children's Project (UK) charity, and I am acting as the Southend Group Coordinator for the project apart from my job at Olympus.



When I participated in a 3-day, 60-mile walk to support breast cancer research, I received support not only from my fellow Olympus employees, but also from Olympus America Inc. who provided an additional contribution.

As the safe driving manager of the Corporate Center, the chief of police presented me with an award in recognition of our training and guidance programs dedicated to traffic safety.

I take great pride in our business aim of eradicating cancer at Olympus Medical Systems Corp.

By providing total surgical systems, we contribute to greater safety through space conservation and higher efficiency in operating rooms packed with a variety of medical equipment.

> The Imaging Systems Business handles digital cameras, film cameras, and voice recorders. On October 1, 2004, the Imaging Systems Business was split off into Olympus Imaging Corp., a wholly owned subsidiary of Olympus.

Although the digital camera market continued to expand, thin digital cameras became a hit product category in Japan. Unable to halt a slide in sales of digital cameras, sales in the Imaging Systems Business declined 6.4% from the previous fiscal year to ¥277,685 million (US$2,524 million). In addition, tougher competition led to lower prices, resulting in an operating loss of ¥23,875 million (US$217 million) in fiscal 2005, compared with operating income of ¥15,158 million in the previous fiscal year.

Domestic sales dropped 39.8% to ¥28,788 million (US$262 million), while overseas sales declined only slightly to ¥248,897 million (US$2,263 million).

Imaging Systems Business Sales
(Millions of yen)


296,730
47,794
277,685
28,788
244,814
145,685
248,936
248,897
199,129
— Domestic sales
— Overseas sales
03
04
05

i:robe IR-300
DIGITAL CAMERA
As our second digital camera in the i:robe series, the IR-300 features a compact body, compatibility with Dock & Done 2.0, high-resolution images and simple editing and viewing functions.



imaging

Digital Cameras

> Sales of digital cameras edged down 2.1% to ¥249,028 million (US$2,264 million).

Shipments of digital cameras reached 60.3 million units worldwide. Olympus shipped 8.9 million digital cameras, maintaining its 14.7% share of the world market.

In fiscal 2005, Olympus concentrated efforts on launching products under the new concept "New Photo Life Solution," centered on the i:robe (IR-Series in the U.S. and Europe) series of digital cameras that easily connect to storage devices and printers, and the m:robe series of HDD digital audio players that offer a fusion of music and images. In autumn 2004, we unveiled the μ[mju:]-mini DIGITAL (Stylus Verve in the U.S.) compact digital camera featuring a sleek dew-drop design, and in the winter the E-300 (EVOLT E-300 in the U.S.) digital single-lens reflex (SLR) digital camera in an affordable price range. Both of these new products were hits among consumers. However, Olympus lagged behind mainstream market trends in Japan and was late to introduce high-resolution, thin-body, large-screen digital cameras. Moreover, competition heated up as home appliance companies entered the fray. As a consequence, we were taken off guard by the pace of decline in prices centered on compact cameras. As a result, higher sales from robust demand in European and Asian markets were unable to compensate for declines in Japan, leading to a year-on-year decrease in sales for the Imaging Systems Business.

In the digital SLR camera market, which is expected to grow continuously, Olympus signed an agreement with Matsushita Electric Industrial Co., Ltd. in January 2005 for the joint development of a digital SLR camera based on the Four Thirds System, a set of standards for digital SLR cameras with interchangeable lenses. Through the joint development of relevant elemental technologies and key devices, Olympus and Matsushita Electric Industrial Co., Ltd. will launch next-generation digital SLR cameras based on new design concepts in the digital SLR camera market, which is expanding at an accelerating pace around the world. At the same time, Olympus will promote the proliferation and commercialization of the Four Thirds System specifications while increasing the number of member companies participating in the standard.

Film Cameras

> Sales of film cameras totaled ¥15,849 million (US$144 million), a decline of 45.6% from the previous fiscal year. In May 2004, Olympus released the μ[mju:]-III 135 (μ-III 135 in Europe) camera featuring a 3.6x-zoom lens, slim body, and the "Beautiful Skin Tone" mode that enhances skin tone. Though we maintained our number one share of the world market for compact cameras, sales of film cameras continued their considerable decline from the previous fiscal year, owing to persistently falling prices in a shrinking domestic market and tremendous growth in digital cameras in overseas markets.

Voice Recorders

> Sales of voice recorders were down 4.1% from the previous fiscal year to ¥12,808 million (US$116 million). Sales were favorable for the popularly priced Voice-Trek VN series (VN series in the U.S. and Europe), which we released in March 2004. However, an influx of low-priced products from overseas and the emergence of portable audio players with built-in voice recording functions threw our user base off balance, and sales fell as a result. Overseas, sales declined due to lower prices.

μ-mini DIGITAL S
DIGITAL CAMERA
The μ-mini DIGITAL S offers better image resolution and functionality than the μ-mini DIGITAL, while retaining its water-resistant design.



V-20 DIGITAL STEREO RECORDER
The Voice-Trek V-20 IC recorder can be directly connected to a PC via USB and can also store documents and image files.



systems

> The Medical Systems Business handles gastrointestinal endoscopes and minimally invasive products such as surgical endoscopes and endo-therapy devices. With approximately 70% of the world market share, Olympus' gastrointestinal endoscopes provide a solid earnings foundation.

On October 1, 2004, the Medical Systems Business was split off into Olympus Medical Systems Corp. as a wholly owned subsidiary of Olympus.

In fiscal 2005, domestic sales declined 1.4% to ¥62,462 million (US$568 million) from the previous fiscal year, while overseas sales rose 9.4% to ¥168,063 million (US$1,528 million) as a result of significant growth in Europe and Asia. Overall sales of the Medical Systems Business increased 6.3% to ¥230,525 million (US$2,096 million). Operating income grew 3.3% to ¥65,306 million (US$594 million), reflecting a stronger marketing structure and measures to promote sales.

LTF TYPE VP VISERA VIDEOSCOPE

The LTF TYPE VP VISERA videoscope is the world's first videoscope for abdominal and chest cavities. With its small diameter of 5.4 mm and advanced angulation functions in the tip, it helps improve the safety and efficiency of surgical operations with endoscopes.



medical

Gastrointestinal Endoscopes

> Sales of medical endoscopes increased 4.0% to ¥147,646 million (US$1,342 million).

In fiscal 2005, demand was robust in Japan for HDTV-compatible models, especially our high-value-added EVIS LUCERA mainstay endoscope system. Moreover, although our Value-Per-Procedure (VPP) Program received strong interest after its introduction in fiscal 2004, a decline in sales was inevitable due to reforms in the Japanese medical industry and a downward trend in budget spending on capital equipment. Overseas sales grew on the back of contributions from higher sales of the EVIS EXERA endoscope system in Europe and the United States, as well as a strengthened sales force from the establishment of a sales subsidiary in China.

In November 2004, Olympus Medical Systems Corp. developed a capsule endoscope and related peripheral technologies with the aim of expansion and progress in endoscope applications. Key technologies developed by Olympus Medical Systems Corp. are a capsule guidance system and wireless power supply system for capsule endoscopes to be used along all parts of the gastrointestinal tract, including the esophagus, the stomach, and the colon.

In May 2005, Olympus introduced the new EVIS 180 line of endoscopic videoscopes, which have had lead and hexavalent chromium removed from in-house production processes, as environmentally friendly Olympus Eco-Products that contain no harmful substances.

Minimally Invasive Products

> Sales of minimally invasive products rose 10.5% to ¥82,879 million (US$753 million) compared with the previous fiscal year.

Overseas, sales grew for the endo-surgery video camera system VISERA, and for the electrosurgical unit UES-40 "SurgMaster," a generator for general and endoscopic electrosurgery. In endo-therapy devices, demand was favorable for the V-System, a combination of pancreaticobiliary duct endo-therapy devices and specialized duodenum videoscopes. The V-System was developed to lighten the workload of physicians and medical staff, and simplifies and improves the efficiency of therapeutic endoscopy, which was introduced in 2004. In Japan, sales were firm for the new EZ Clip, a clip for hemostasis, and sales expanded significantly around the world as a result of efforts to strengthen the sales structure.

Medical Systems Business Sales
(Millions of yen)



201,512
58,100
143,412
216,915
63,325
153,590
230,525
62,462
168,063
— Domestic sales
— Overseas sales
03
04
05



CYF-5A OES CYSTONEPHRO FIBERSCOPE
This flexible cystonephro fiberscope is compatible with electrosurgical procedures and offers improved insertion and less pain with its tapered scope-end.

BF TYPE UC260F-OL8 ULTRASONIC BRONCHO FIBERVIDEOSCOPE
This videoscope enables safer aspiration biopsies by making possible the extraction of lymph nodes while affirming needle positioning for aspiration with ultrasonic images.



V-SYSTEM
The V-System helps lighten the workload of physicians and medical staff by simplifying and improving the efficiency of therapeutic endoscopy through an optimal combination of duodenum videoscopes and pancreaticobiliary duct endo-therapy devices.



systems

> The main businesses of the Life Science Business are products in the biosciences field such as biological microscopes and other optical devices, and clinical chemistry analyzers in the diagnostic systems field. A cornerstone of Olympus after the first microscope was developed and produced in Japan in 1920, microscopes have grown to become an irreplaceable tool for research, clinical testing, and education. Through relentless technological advancement, Olympus boasts a leading share of the world market for biological microscopes. In addition, Olympus is the only hardware manufacturer of both in-vitro diagnostic equipment and reagents. With this advantage, we are able to provide customers with services not found at other companies. Our chemical analyzer systems, created through our deep understanding of health care, are able to flexibly meet medical needs amid a transition from therapeutic to preventative medicine. We aim to develop and promote our genetic analytical systems, founded on our advanced optical technology, as a part of the solution to personalized medicine that is expected to be the next generation of health care.

POWER BX PLUS SERIES OF UPRIGHT MICROSCOPES

Using Eco-Glass, the Power BX Plus Series of upright microscopes comes equipped with the newly developed UIS2 microscope optical system for a dramatic improvement in the basic performance demanded of microscopes.



life scien

In fiscal 2005, sales increased 10.3% to ¥79,153 million (US$720 million). As a result of higher profits on sales in accordance with sales growth, operating income rose 17.0% year on year to ¥4,471 million (US$41 million).

Domestic sales declined 2.0% to ¥19,115 million (US$174 million), while overseas sales advanced 14.9% to ¥60,038 million (US$546 million).

Bioscience

> Sales in the bioscience field were ¥37,587 million (US$342 million), an increase of 9.5% from the previous fiscal year.

Domestic sales decreased owing to intensified competition with other companies, despite efforts to expand sales of the confocal laser scanning microscope FLUOVIEW FV1000, which was released in fiscal 2004, and the Power BX series of testing microscopes and Power IX series of inverted microscopes. Overseas sales increased thanks to contributions from higher sales from the introduction of the FLUOVIEW FV1000 in the United States. Overseas sales growth compensated for the decline in Japan, leading to an overall increase in sales in the bioscience field.

Diagnostic Systems

> Sales in the diagnostic systems field totaled ¥41,566 million (US$378 million), an increase of 11.1% from the previous fiscal year. Domestic sales were steady for biochemical examination equipment and blood transfusion-related products. In the United States, sales rose for the AU5400, large-scale biochemistry examination equipment. In Europe, expansion of the installed user base as a result of stronger marketing contributed considerably to overall sales growth.

Incorporation of Industrial Microscopes

> Olympus began to reorganize its business structure in April 2005 to further improve development and manufacturing efficiency. Due to similarities in the technological aspects between products, we decided to transfer industrial microscopes, which had been a part of the Industrial Systems Business, to the Life Science Business in the fiscal year ending March 31, 2006. We aim to increase the speed of product development through the concentration of management resources, and further expand the microscope business by redoubling efforts in marketing.

Life Science Business Sales
(Millions of yen)



66,942
19,061
47,881
71,739
19,502
52,237
79,153
19,115
60,038
— Domestic sales
— Overseas sales
03
04
05

AU2700
AUTOMATED
CHEMISTRY
ANALYZER

The potential of automated analyzers is opened up by the AU2700's ultramicro, sample dispensing, high-speed data processing capabilities and communications functionality.



MF20
INTERMOLECULAR
INTERACTION
ANALYSIS SYSTEM

Leveraging the single-molecule fluorescent analysis method, the MF20 brings high-speed analysis of high-precision intermolecular interactions to the laboratory for an affordable cost.



DP70
MICROSCOPE
DIGITAL CAMERA

The DP70 microscope digital camera offers optimized resolutions with a variety of functionality. Its superior GUI simplifies and speeds up operations.



ce

> The Industrial Systems Business handles the businesses of industrial microscopes, industrial endoscopes, printers, bar code scanners, and other industrial equipment.

In fiscal 2005, consolidated sales expanded 17.0% year on year to ¥49,788 million (US$453 million) as a result of stronger sales of industrial endoscopes and higher sales of industrial microscopes, supported by growth in the digital consumer electronics market led by flat-panel TVs, as well as robust capital investment in the semiconductor industry in the first half of 2004. Boosted by contributions from lower costs in the industrial microscopes field, operating income totaled ¥1,269 million (US$12 million), a turnaround from an operating loss of ¥2,824 million in the previous fiscal year. Domestic sales rose 16.0% to ¥16,328 million (US$148 million) and overseas sales increased 17.5% to ¥33,460 million (US$304 million).

Industrial Microscopes

> *Sales of industrial microscopes climbed 26.6% to ¥22,162 million (US$202 million).*

Based on an extensive accumulation of related technologies, Olympus leads the testing market for industrial microscopes, which is undergoing changes toward further miniaturization and diversification. Our industrial microscopes are used for testing purposes on



IPLEX MX INDUSTRIAL VIDEOSCOPE SYSTEM

Featuring improved portability, the IPLEX MX industrial videoscope system is a high-performance system in a compact B5 size and at a light 4.6-kg weight.

industrial

production lines for digital consumer electronics, which are becoming more sophisticated, and contribute to improvements in product usability and productivity. In fiscal 2005, sales of microscopes for testing semiconductors and flat-panel displays were strong in Japan and overseas. Sharp growth in sales in industrial microscopes for LCDs in Asian regions and IT-related products such as digital consumer electronics contributed to higher overall sales.

Industrial Endoscopes

> In fiscal 2005, sales of industrial endoscopes totaled ¥10,567 million (US$96 million), an increase of 13.8% from the previous fiscal year.

Industrial endoscopes are used for a wide spectrum of applications, ranging from the maintenance of electrical systems, gas pipelines and water pipelines; maintenance of plants and aircraft; inspection of Formula One racing cars; and surveys of disaster sites and historical monuments. In fiscal 2005, sales of industrial endoscopes increased considerably on firm demand from the domestic automobile industry, which continued aggressive capital investment, the civil aircraft industries in Europe and the United States, and the automobile industry in Asia. Furthermore, winner of the Good Design Award for its excellent portability, the IPLEX MX industrial videoscope system has been well received in various industries throughout the world, leading to a steady increase in sales volume and contributing to overall sales growth.

Information Equipment

> Sales of information equipment, which includes high-speed color inkjet printers and bar code scanners, rose 8.3% to ¥17,059 million (US$155 million). Sales of high-speed printers, managed through a joint venture with Riso Kagaku Corporation, have shown balanced growth since the full-scale launch of overseas models in October 2004.

Restructuring in Industrial Systems Business

> In March 2005, Olympus signed an agreement with R/D Tech Inc. in Canada to acquire all of the company's shares. Through this acquisition, Olympus will gain access to the company's ultrasound defect detection and eddy current defect detection technologies. We aim to create new value in the non-destructive testing field by adding these new technologies to our portfolio, in addition to the industrial endoscopes for visual inspections.

Previously under the in-house company structure, the Industrial Systems Business is now positioned as a business for future development. In line with these changes, in April 2005, Olympus created the IMS Business Division for industrial endoscopes and the PS Business Division for printers and other information equipment as new independent businesses.

Industrial Systems Business Sales
(Millions of yen)



49,788
16,328
44,463
11,668
42,546
14,077
32,795
28,469
33,460
— Domestic sales
— Overseas sales
03
04
05

ORPHIS HC5000
The ORPHIS HC5000 printer features high speeds, excellent economics, and no waiting times for multiple-page printing, making it easier to create visually impressive color documents.



MX61L FPD INSPECTION MICROSCOPE COMPATIBLE WITH 300 MM WAFERS
Compatible with 300 mm wafers, the MX61L FPD inspection microscope provides further improvements in inspection efficiency with better basic optics performance and compatibility with many observation methods.



systems

Information & Communication Business

> The Information & Communication Business was established in the second half of fiscal 2005 after ITX Corporation became a consolidated subsidiary in September 2004. Consolidated sales in this business totaled ¥163,248 million (US$1,484 million), and operating losses were ¥1,037 million (US$9 million) in fiscal 2005. Overall sales benefited from growth in sales of computer peripherals in ITX Corporation's networking technologies business and mobile handsets in the mobile business. The Information & Communication Business was unable to record operating income due to amortization of the consolidated adjustment account.

RESEARCH AND DEVELOPMENT

R&D Expenditure
(Millions of yen)


47,720
38,671
34,735
03
04
05

R&D Expenditure by Segment
(%)


Others
(including basic research)
Imaging
Systems
Business
17.6
25.2
Industrial
Systems
Business
6.9
14.7
Life
Science
Business
35.6
Medical
Systems
Business
05

> Based on its core competence in "Opto-Digital Technology," Olympus engages in research and development in the optical, digital imaging, and microprocessing fields to provide new value to society. In fiscal 2005, research and development expenses totaled ¥47,720 million (US$434 million), an increase of 23.4% from the previous fiscal year. Research and development expenditures were 5.9% of net sales.

Olympus Technology Fair 85

> In December 2004, Olympus held the Olympus Technology Fair 85 to commemorate the 85th anniversary of its founding. Based on "Your Vision, Our Future," our corporate slogan and the theme of the fair, Olympus showcased the achievements of its research and development efforts and advanced technologies in each business based on "Opto-Digital Technology," a combination of sophisticated optical technologies and the latest in digital technologies.

Research Results

> Research results during this fiscal year included the following developments. In the imaging field, we created a large-diameter interchangeable fixed F-number zoom lens for digital SLR cameras. In the medical field, we developed a capsule endoscope. In the life science field, we developed the automated blood transfusion analyzer PK7300, which is able to analyze as many as 300 specimens of blood for transfusions per hour for first-stage screening of blood-type analysis, HIV, syphilis, and other infectious disease viruses. In the industrial field, we developed printer image evaluation technologies, mechatronic technologies that excel in precision and stability, and image correction technologies to create high-quality and high-speed inkjet printers.

The Corporate Research and Development Center commercialized OSferion as an artificial bone replacement material in 1999 and fostered it into a new business in the health care field. In other business ventures in the medical field, the Corporate Research and Development Center has advanced research and development toward the commercialization of bone tissue engineering that combines bone cells with ultra-pure β-TCP (β-tricalcium phosphate), a material in OSferion. In September 2004, Olympus established Olympus Biomaterial Corp. as a wholly owned subsidiary specializing in the biomedical materials and regenerative medicine businesses. Through this new company, Olympus aims to expand the business further by improving business speed, creating an integrated business structure, and strengthening synergies.

In addition, Olympus has initiated the development of optical endoscopic early diagnosis technologies that use nanotechnology in the early detection and diagnosis of cancer. Specifically, we are developing ultra-compact optical spectroscopy devices able to detect the intensity of fluorescent light in various wavelengths, and by integrating these devices into the tip of endoscopes, we aim to develop spectroscopy video in endoscopic systems able to display detection images.

The Future Creation Laboratory (FCRL) engages in research with five- to 10-year time horizons to create corporate value. In fiscal 2005, FCRL started the Camera Sensor Network System joint research project with Purdue University in the United States. The joint project aims to support a new intelligent lifestyle through the Camera Sensor Network System design that provides information tailored specifically to an individual's lifestyle.

In July 2004, Olympus established the Waseda-Olympus Bioscience Research Institute in Singapore, jointly with Waseda University, to focus on the investigation of higher brain functions.

Basic Policy

> Regarding corporate governance as an important management issue, the Olympus Group is making concerted efforts to build an optimal, effective, and fair management structure based on the "Social IN" management principle from a global perspective.

Management Organizational Structure

Directors, Board of Directors, and Executive Officer System

> Comprising 14 directors, including two outside directors, the Board of Directors in principle meets regularly once a month to formulate business strategies, make critical decisions, and observe business execution. The term of office for directors is one year in order to allow for annual performance evaluations and better clarify director responsibilities.

Using an executive officer system, Olympus aims to strengthen corporate governance by separating the decision-making and business observation responsibilities of the Board of Directors from the business execution responsibilities of the executive officers.

Auditors and Board of Auditors

> Olympus has an auditing structure comprising four auditors, of which two are outside auditors. The Board of Auditors meets in principle once a month, the same frequency as the Board of Directors. Olympus has established the Internal Audit Department, an independent organization under the direct control of the president. The Internal Audit Department regularly exchanges information with the independent auditor to which Olympus consigns external audits, conducts audits on the appropriateness of internal controls and management, and promptly reports the results of its audits.

Business Company Structure

> In October 2004, Olympus split off the Imaging Systems Group into Olympus Imaging Corp. and the Medical Systems Group into Olympus Medical Systems Corp. in order to reinforce and advance their operations. By splitting off these operations, we aim to establish a global business structure with better market responsiveness based on business characteristics and with faster business execution.

Performance Evaluation

> Olympus is introducing Olympus Value Added (OVA) as a performance benchmark designed to maximize corporate value. In using this benchmark, we are able to identify the true value of a business by taking into consideration capital costs and other factors. OVA will also be used as a reference benchmark for the selection and concentration of businesses.

In addition, Olympus is introducing a balanced scorecard to clarify strategic targets and performance evaluation benchmarks for business companies such as Olympus Imaging Corp. and Olympus Medical Systems Corp. as well as in-house companies to use in developing their operations. The balanced scorecard will include targets for each fiscal year and numerical objectives related to finance, customers, business processes, and growth potential.

Compliance Structure

> In September 2004, Olympus formulated the Corporate Conduct Charter and the Olympus Code of Conduct to ensure that its business activities are fair and sincere, follow a strong sense of ethics, and strictly comply with relevant laws and regulations. With these in hand, we have created a means for sharing our values and code of conduct around the world. As a cross-sectional business standard, we created Olympus International Standards as behavior guidelines for our employees. In April 2004, Olympus established the Pharmaceuticals Affairs Division in an aim to bolster its structure in the medical field. In this move, Olympus upgraded its regulations and standards for business fields related to the Pharmaceuticals Affairs Law to maintain a consistently high level of product safety, quality, and service—uncompromising standards for a company responsible for providing lifesaving products.

Risk Management Structure

> Olympus has set up the Risk Management Committee with the president as its head, creating a structure for responding to risk. We have also created the Risk Management Bureau, where specially trained staff professionals collect information on potential risks, evaluate them, and propose effective measures to effectively prevent and the manage any such potential risks.

Corporate Governance Structure Chart


General Meeting of Shareholders
Appointment/dismissal
Appointment/dismissal
Board of Auditors
Auditors
Audit
Board of Directors
Directors
Supervision and appointment/dismissal of President
Accounting Auditor
Audit
President
Audit
Executive Management Committee
Global Strategy Committee
Risk Management Committee
Internal Audit Department
Audit
Operating Divisions, Corporate Center, R&D Division, and Subsidiaries and Affiliates

BOARD OF DIRECTORS, CORPORATE AUDITORS AND EXECUTIVE OFFICERS
(As of June 29, 2005)



Tsuyoshi Kikukawa
President

PRESIDENT
*Tsuyoshi Kikukawa**

DIRECTORS
Atsushi Yusa
Masaaki Terada
Koji Miyata
Isao Takahashi
Masaharu Okubo
Hideo Yamada
Hiroyuki Furihata
Kazuhisa Yanagisawa
Haruhito Morishima
Masataka Suzuki
Tatsuo Nagasaki

OUTSIDE DIRECTORS
Toru Toyoshima
Robert A. Mundell

STANDING CORPORATE AUDITORS
Tadao Imai
Tadahiko Amemiya

OUTSIDE CORPORATE AUDITORS
Makoto Shimada
Yasuo Nakamura

SENIOR EXECUTIVE MANAGING OFFICER
*Masaaki Terada***

EXECUTIVE MANAGING OFFICERS
*Masaharu Okubo***
Hideo Yamada**
Hiroyuki Furihata**
*Kazuhisa Yanagisawa***
Haruhito Morishima**
Masataka Suzuki**

EXECUTIVE OFFICERS
Tatsuo Nagasaki**
Kazuo Ichikawa
Shuichi Takayama
Takashi Tsukaya
Masao Kuribayashi
Toshiaki Gomi
Akinobu Yokoo
Kazuhiro Watanabe
Takashi Saito
Koichi Karaki

*Representative Director
**Jointly Serving Directors

financials

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

> *Total net sales climbed 28.4% to ¥813,538 million (US$7,396 million). However, ¥170,387 million of these sales are attributable* to consolidated sales at ITX Corporation, which became a consolidated subsidiary in the second half of the fiscal year under review. Excluding this factor, consolidated net sales would have increased 1.5%, marking the 11th consecutive fiscal year of growth in net sales.

Sales in the Imaging Systems Business decreased 6.4% to ¥277,685 million (US$2,524 million). Although the digital camera market continued to expand, and ultra-thin digital cameras became a hit product category in Japan, Olympus lagged behind mainstream market trends and was late to introduce high-resolution, *thin-body, large-screen digital cameras. We continued to face further price declines and severe competition as* competitors aggressively launched new models. Moreover, higher sales from robust demand in European and Asian markets were unable to compensate for declines in Japan. Though we maintained our number one share of the world market for compact cameras, sales of film cameras continued their considerable decline from the previous fiscal year, owing to persistently falling prices in a shrinking domestic market and tremendous growth in digital cameras in overseas markets.

In the Medical Systems Business, sales increased 6.3% to *¥230,525 million (US$2,096 million). Medical endoscopes enjoyed favorable sales thanks to robust demand in Japan for* HDTV-compatible models, especially our high-value-added EVIS LUCERA mainstay endoscope system. Overseas sales grew on the back of contributions from higher sales of the EVIS EXERA endoscope system in Europe and the United States, as well as a stronger sales force from the establishment of a sales subsidiary in China. Sales of minimally invasive products grew on the back *of favorable demand for the endo-surgery video camera system platform VISERA and the V-System.*

In the Life Science Business, sales rose 10.3% to ¥79,153 million (US$720 million). Sales of biological microscopes increased firmly compared with last year, reflecting the introduction of the FLUOVIEW FV1000 in the United States overcoming lower sales in Japan due to heightened competition. In the diagnostic systems field, domestic sales were steady for biochemical examination equipment and blood transfusion-related products. In the United States, sales rose for the AU5400, large-scale biochemistry examination equipment.

Sales of the Industrial Systems Business advanced 17.0% to *¥49,788 million (US$453 million). This increase was attributable to stronger sales of industrial endoscopes and higher sales* of industrial microscopes, supported by growth in the digital consumer electronics market, as well as robust capital investment in the semiconductor industry.

Net Income

> Operating income fell 63.2% to ¥23,153 million (US$210 million), reflecting a substantial increase in cost of sales. The ratio of selling, general and administrative expenses to net sales decreased from 37.2% to 33.7%. Olympus posted a net loss of *¥11,827 million (US$108 million), compared with net income of ¥33,564 million in the previous fiscal year, owing to extraordinary losses on restructuring in the Imaging Systems Business and* the partial reversal of deferred tax assets.

Net Sales
(Millions of yen)



466,704
528,415
564,343
633,622
813,538
01
02
03
04
05

Operating Income / Net Income (Loss)
(Millions of yen)



35,496
42,283
62,346
62,997
23,153
11,787
10,279
24,348
33,564
-11,827
01
02
03
04
05
- Operating income
- Net income (loss)

Total Assets and Shareholders' Equity
(Millions of yen)



584,103
562,078
605,768
682,673
858,083
192,229
201,547
222,432
252,179
240,837
01
02
03
04
05
- Total assets
- Shareholders' equity

ANALYSIS OF FINANCIAL POSITION

Total Assets

> As of March 31, 2005, total assets were ¥858,083 million (US$7,801 million), an increase of 25.7% from the previous fiscal year-end, on account of the addition of ITX Corporation to the scope of consolidation. Total current assets increased 6.6% to ¥434,839 million (US$3,953 million), mainly due to an increase in notes and accounts receivable and inventories. Net property, plant and equipment were ¥120,053 million (US$1,091 million). Total investments and other assets expanded 74.7% to ¥303,191 million (US$2,756 million), owing to consolidated adjustment accounts of ¥57,737 million (US$525 million). Turnover of total assets in fiscal 2005 was 0.95 times, compared with 0.93 times in the previous fiscal year.

Total Liabilities and Shareholders' Equity

> Total liabilities rose 40.7% to ¥603,959 million (US$5,491 million), reflecting an increase in short-term borrowings and long-term debt. Total shareholders' equity declined 4.5% to ¥240,837 million (US$2,189 million). The ratio of shareholders' equity to total assets was 28.1%, down from 36.9% in the previous fiscal year.

Cash Flows

> Cash and cash equivalents as of March 31, 2005, increased ¥44,530 million to ¥113,625 million (US$1,033 million) compared with the end of the previous fiscal year.

Net cash provided by operating activities decreased ¥20,512 million to ¥10,025 million (US$91 million) compared with the previous fiscal year, mainly due to a decrease in income before provision for income taxes.

Net cash used in investing activities was ¥27,542 million (US$250 million), owing primarily to purchases of property, plant and equipment, and purchases of investment securities.

Net cash provided by financing activities was ¥60,015 million (US$546 million), owing to proceeds from long-term debt and proceeds from the issuance of bonds.

Research & Development Expenditures

> The Olympus Group has been seeking new technologies through research and development activities to create new business areas and to strengthen the core competencies of current businesses. In the fiscal year under review, R&D expenditures amounted to ¥47,720 million (US$434 million), 5.9% of net sales.

Capital Expenditures

> Total capital expenditures rose 10.0% to ¥46,127 million (US$419 million). The amount of depreciation and amortization was ¥29,758 million (US$271 million) in the fiscal year under review.

Capital Expenditure
(Millions of yen)



21,441
18,247
24,835
23,700
34,619
16,858
41,917
24,249
46,127
29,758
01
02
03
04
05
– Capital Expenditures
– Depreciation and amortization

R&D Expenditure
(Millions of yen)



30,848
30,477
34,735
38,671
47,720
01
02
03
04
05

Rate of Return on Equity
(%)



6.2
5.2
11.5
14.1
-4.8
01
02
03
04
05

	2005	2004
FOR THE YEAR:		
Net sales:		
Domestic	¥250,684	150,334
Overseas	¥562,854	483,288
Total	¥813,538	633,622
Percentage to previous year	128.4%	112.3
Net income (loss)	¥(11,827)	33,564
Percentage to net sales	(1.5)%	5.3
R&D expenditures	¥ 47,720	38,671
Capital expenditures	¥ 46,127	41,917
Depreciation and amortization	¥ 29,758	24,249
Earnings per share (in yen):		
Basic net income (loss)	¥ (44.98)	126.96
Cash dividends per share (in yen):		
Actual	¥ 15.00	15.00
AT YEAR-END:		
Total assets	¥858,083	682,673
Turnover (times)	0.95	0.93
Total liabilities	¥603,959	429,329
Minority interests	¥ 13,287	1,165
Shareholders' equity	¥240,837	252,179
Shareholders' equity ratio	28.1%	36.9
Working capital	¥ 47,618	125,324
Number of shares outstanding (in thousands)	264,473	264,473
Number of employees	30,339	28,857

Notes: 1. See Note 1 (n) of Notes to the Consolidated Financial Statements in respect to the calculation of amounts and dividends per share.
2. These figures are based on accounting principles generally accepted in Japan.
3. Diluted net income per share is not presented due to the fact that there were no potentially dilutive common shares.

Sales by Geographic Area
(%)


Other area 3.0
Asia
11.5
30.8
Japan
Europe
29.9
24.8
North America
05

Sales by Business Segment
(%)


Others 1.7
Industrial Systems Business
6.1
Life Science Business
9.7
34.1
Imaging Systems Business
Information and Communication Business
20.1
Medical Systems Business
28.3
05

Millions of yen (except per share amounts)

2003	2002	2001	2000	1999	1998	1997	1996
141,021	150,761	149,351	144,993	136,012	128,025	114,162	95,185
423,322	377,654	317,353	283,653	277,732	236,957	196,315	160,963
564,343	528,415	466,704	428,646	413,744	364,982	310,477	256,148
106.8	113.2	108.9	103.6	113.4	117.6	121.2	101.6
24,348	10,279	11,787	1,860	8,883	9,309	2,322	2,041
4.3	1.9	2.5	0.4	2.1	2.6	0.7	0.8
34,735	30,477	30,848	31,955	31,060	28,415	28,637	27,821
34,619	24,835	21,441	17,093	18,452	17,220	15,285	13,865
16,858	23,700	18,247	16,288	16,824	15,332	13,455	11,452
91.88	38.87	44.57	7.03	33.59	35.21	8.79	7.72
14.00	13.00	13.00	6.50	13.00	13.00	13.00	13.00
605,768	562,078	584,103	536,174	533,584	521,101	510,123	487,549
0.93	0.94	0.80	0.80	0.78	0.70	0.61	0.53
382,456	358,256	389,968	344,272	342,895	334,411	329,413	305,723
880	2,275	1,906	1,561	402	573	528	463
222,432	201,547	192,229	190,341	190,287	186,117	180,182	181,363
36.7	35.9	32.9	35.5	35.7	35.7	35.3	37.2
79,734	114,779	124,287	171,378	232,226	211,144	193,282	148,372
264,473	264,473	264,473	264,473	264,473	264,473	264,279	264,230
23,975	20,705	19,865	18,999	17,874	17,098	16,426	14,923

CONSOLIDATED BALANCE SHEETS

Olympus Corporation and Consolidated Subsidiaries
March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
ASSETS			
CURRENT ASSETS:			
Cash and time deposits	¥ 120,416	¥ 114,839	$ 1,094,691
Marketable securities	1,210	34,997	11,000
Notes and accounts receivable	151,947	117,686	1,381,336
Allowance for doubtful accounts	(2,697)	(3,363)	(24,518)
Inventories	102,790	87,445	934,455
Deferred income taxes	17,200	18,682	156,364
Other current assets	43,973	37,763	399,754
Total current assets	434,839	408,049	3,953,082
PROPERTY, PLANT AND EQUIPMENT:			
Land	17,279	14,328	157,082
Buildings and structures	104,141	87,592	946,736
Machinery and equipment	179,447	159,646	1,631,336
Construction in progress	2,269	2,852	20,628
	303,136	264,418	2,755,782
Less—Accumulated depreciation	(183,083)	(163,314)	(1,664,391)
Net property, plant and equipment	120,053	101,104	1,091,391
INVESTMENTS AND OTHER ASSETS:			
Investment securities	177,696	119,643	1,615,418
Deferred income taxes	9,839	7,788	89,446
Consolidated adjustment accounts	57,737	—	524,882
Lease deposits and other	57,919	46,089	526,536
Total investments and other assets	303,191	173,520	2,756,282
	¥ 858,083	¥ 682,673	$ 7,800,755

See accompanying notes to consolidated financial statements.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings	¥ 131,717	¥ 100,607	$ 1,197,427
Current maturities of long-term debt	43,482	2,054	395,291
Notes and accounts payable	95,403	77,087	867,300
Accrued expenses (Note 9)	57,338	57,080	521,255
Income taxes payable	9,511	4,457	86,464
Other current liabilities	49,770	41,440	452,454
Total current liabilities	387,221	282,725	3,520,191
NON-CURRENT LIABILITIES:			
Long-term debt, less current maturities	197,189	134,547	1,792,627
Severance and retirement allowance	9,891	7,903	89,918
Other non-current liabilities	9,658	4,154	87,800
Contingent liabilities (Note 12)	—	—	—
Total non-current liabilities	216,738	146,604	1,970,345
MINORITY INTERESTS	13,287	1,165	120,791
SHAREHOLDERS' EQUITY:			
Common stock:			
Authorized—1,000,000,000 shares			
Issued—264,472,608 shares	40,833	40,833	371,209
Capital surplus	65,550	65,528	595,909
Retained earnings	133,523	149,397	1,213,845
Net unrealized holding gains on securities	6,201	5,983	56,373
Foreign currency translation adjustments	(3,618)	(7,569)	(32,891)
Treasury stock, at cost	(1,652)	(1,993)	(15,017)
Total shareholders' equity	240,837	252,179	2,189,428
	¥ 858,083	¥ 682,673	$ 7,800,755

CONSOLIDATED STATEMENTS OF OPERATIONS

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net sales	¥ 813,538	¥ 633,622	¥ 564,343	$ 7,395,800
Cost of sales	516,468	335,053	293,532	4,695,164
Gross profit	297,070	298,569	270,811	2,700,636
Selling, general and administrative expenses	273,917	235,572	208,465	2,490,154
Operating income	23,153	62,997	62,346	210,482
OTHER INCOME (EXPENSES):				
Interest expense, net	(6,282)	(4,621)	(6,083)	(57,109)
Gain (loss) on marketable and investment securities, net	1,640	1,749	(8,112)	14,909
Foreign currency exchange gain (loss), net	(2,240)	1,123	(1,235)	(20,364)
Net gain (loss) of investment in affiliated companies carried on the equity method	(1,189)	(1,570)	46	(10,809)
Gain on sale of property, plant and equipment	1,247	—	—	11,336
Gain on the release from the substitutional portion of the government's Welfare Pension Insurance Scheme	—	8,584	—	—
Loss on settlement of swap contracts	—	(5,447)	—	—
Provision for losses on business restructuring (Note 9)	(5,490)	—	—	(49,909)
Other, net	(4,865)	(2,614)	(3,968)	(44,227)
Total	(17,179)	(2,796)	(19,352)	(156,173)
Income before provision for income taxes	5,974	60,201	42,994	54,309
PROVISION FOR INCOME TAXES:				
Current	14,633	16,390	24,483	133,027
Deferred	3,168	10,247	(5,837)	28,800
Total	17,801	26,637	18,646	161,827
Net income (loss)	¥ (11,827)	¥ 33,564	¥ 24,348	$ (107,518)

	Yen			U.S. dollars
AMOUNTS PER SHARE OF COMMON STOCK:				
Earnings per share—Basic net income (loss)	¥(44.98)	¥126.96	¥91.88	$(0.409)
CASH DIVIDENDS, APPLICABLE TO THE YEAR				
Actual	¥ 15.00	¥ 15.00	¥14.00	$ 0.136

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
COMMON STOCK:				
Balance at beginning of year	¥ 40,833	¥ 40,833	¥ 40,833	$ 371,209
Balance at end of year	¥ 40,833	¥ 40,833	¥ 40,833	$ 371,209
CAPITAL SURPLUS:				
Balance at beginning of year	¥ 65,528	¥ 65,528	¥ 65,528	$ 595,709
Surplus from sale of treasury stock	22	—	—	200
Balance at end of year	¥ 65,550	¥ 65,528	¥ 65,528	$ 595,909
RETAINED EARNINGS:				
Balance at beginning of year	¥ 149,397	¥ 119,867	¥ 99,032	$ 1,358,155
Net income (loss)	(11,827)	33,564	24,348	(107,518)
Cash dividends paid	(3,953)	(3,958)	(3,437)	(35,936)
Bonuses for directors	(94)	(72)	(76)	(856)
Net loss on disposal of treasury stock	—	(4)	—	—
Balance at end of year	¥ 133,523	¥ 149,397	¥ 119,867	$ 1,213,845
NET UNREALIZED HOLDING GAINS (LOSSES) ON SECURITIES:				
Balance at beginning of year	¥ 5,983	¥ 555	¥ (214)	$ 54,391
Net increase	218	5,428	769	1,982
Balance at end of year	¥ 6,201	¥ 5,983	¥ 555	$ 56,373
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:				
Balance at beginning of year	¥ (7,569)	¥ (3,324)	¥ (3,536)	$ (68,809)
Net increase (decrease)	3,951	(4,245)	212	35,918
Balance at end of year	¥ (3,618)	¥ (7,569)	¥ (3,324)	$ (32,891)
TREASURY STOCK, AT COST:				
Balance at beginning of year	¥ (1,993)	¥ (1,027)	¥ (96)	$ (18,117)
Net increase (decrease)	341	(966)	(931)	3,100
Balance at end of year	¥ (1,652)	¥ (1,993)	¥ (1,027)	$ (15,017)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Olympus Corporation and Consolidated Subsidiaries
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income before provision for income taxes	¥ 5,974	¥ 60,201	¥ 42,994	$ 54,309
Adjustments to reconcile income before provision for income taxes to net cash provided by operating activities:				
Depreciation and amortization	29,758	24,249	16,858	270,527
Increase (decrease) in severance and retirement allowance	758	(6,144)	2,699	6,891
Decrease (increase) in prepaid pension cost	3,889	(8,692)	—	35,355
Interest income	(500)	(291)	(376)	(4,545)
Interest expense	6,782	4,912	6,459	61,655
Loss (gain) on marketable and investment securities, net	(1,640)	(1,749)	8,112	(14,909)
Loss on settlement of swap contracts	—	5,447	—	—
Decrease (increase) in accounts receivable	1,898	(27,967)	(12,580)	17,255
Decrease (increase) in inventories	(1,749)	(13,285)	6,319	(15,900)
Increase (decrease) in accounts payable	(12,775)	21,253	6,900	(116,136)
Increase (decrease) in other payable	(3,488)	5,630	7,840	(31,709)
Increase (decrease) in accrued expense	(3,756)	408	16,692	(34,145)
Other	35	(2,265)	4,650	316
Sub-total	25,186	61,707	106,567	228,964
Interest and dividend received	1,566	1,129	1,131	14,236
Interest payments	(6,512)	(5,040)	(6,410)	(59,200)
Income taxes paid	(10,215)	(27,259)	(22,537)	(92,864)
Net cash provided by operating activities	10,025	30,537	78,751	91,136
CASH FLOWS FROM INVESTING ACTIVITIES:				
Deposits in time deposits	(6,669)	(45,377)	(46,268)	(60,627)
Withdrawals from time deposits	45,731	45,904	45,635	415,736
Purchases of marketable securities	(35,000)	(70,000)	(70,000)	(318,182)
Sales of marketable securities	69,997	70,000	70,000	636,336
Payments for settlement of swap contracts	—	(5,447)	—	—
Purchases of property, plant and equipment	(46,727)	(43,412)	(32,949)	(424,791)
Sales of property, plant and equipment	3,025	—	—	27,500
Purchases of investment securities	(66,281)	(8,215)	(26,707)	(602,555)
Sales of investment securities	5,801	4,822	1,366	52,736
Proceeds from acquisition of new subsidiaries	12,460	—	—	113,273
Payments for acquisition of new subsidiaries	(3,308)	(2,233)	(199)	(30,073)
Payments for additional stock investment in subsidiaries	(6,695)	—	(1,784)	(60,864)
Other	124	(1,253)	571	1,129
Net cash used in investing activities	(27,542)	(55,211)	(60,335)	(250,382)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Increase (decrease) in short-term borrowings	7,051	28,370	(8,266)	64,100
Proceeds from long-term debt	56,342	21,455	20,087	512,200
Repayments of long-term debt	(20,633)	(1,593)	(935)	(187,573)
Proceeds from issuance of bonds	20,134	29,877	—	183,036
Redemption of bonds	—	(35,000)	(25,000)	—
Stock issue to minority shareholders	1,289	250	188	11,718
Dividends paid	(3,953)	(3,958)	(3,437)	(35,936)
Dividends paid to minority shareholders	(3)	(1)	(12)	(27)
Other	(212)	(992)	(904)	(1,927)
Net cash provided by (used in) financing activities	60,015	38,408	(18,279)	545,591
Effect of exchange rate changes on cash and cash equivalents	877	(583)	462	7,973
Net increase in cash and cash equivalents	43,375	13,151	599	394,318
Cash and cash equivalents at beginning of year	69,095	55,944	55,345	628,137
Net increase in cash and cash equivalents associated with newly consolidated subsidiaries	1,155	—	—	10,500
Cash and cash equivalents at end of year	¥ 113,625	¥ 69,095	¥ 55,944	$ 1,032,955

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

Olympus Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Commercial Code of Japan (the "Code"), the Japanese Securities and Exchange Law and its related accounting regulations and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

The accompanying consolidated financial statements are a translation of the audited consolidated financial statements of the Company, which were prepared in accordance with accounting principles and practices generally accepted in Japan, from the accounts and records maintained by the Company and its consolidated subsidiaries and were filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. In preparing the accompanying consolidated financial statements, certain reclassifications have been made in the statutory Japanese language consolidated financial statements in order to present them in a form that is more familiar to readers outside Japan.

In the year ended March 31, 2005, the Company did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). Although the new accounting standard is required to be adopted effective April 1, 2005, the Company believes that adoption of this new accounting standard will have no material impact on its financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the exchange rate of ¥110 to US$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company consolidates all significant investees which were controlled through substantial ownership of majority voting rights or existence of certain conditions.

Investments in certain unconsolidated subsidiaries and affiliated companies in which the Company has significant influence, but less than a controlling interest, are accounted for using the equity method. Investments in companies in which the Company does not have significant influence are accounted for at cost. The differences between acquisition cost and underlying net equity at the time of acquisition ("consolidated adjustment accounts") are generally being amortized on the straight-line method in the range of five to 20 years.

Consolidated adjustment accounts, formerly included in lease deposits and other, is shown as an independent item. Amount of consolidated adjustment accounts included in lease deposits and other in fiscal 2004 is ¥3,162 million.

In the second half of this fiscal year, ITX Corporation and its subsidiaries that were previously accounted for by the equity method became new consolidated subsidiaries of the Company due to the additional acquisition of stock.

(c) CASH AND CASH EQUIVALENTS

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(d) MARKETABLE AND INVESTMENT SECURITIES

In accordance with the accounting standard for financial instruments, the Company and its consolidated subsidiaries examined the intent of holding securities and classified those securities into four categories.

Held-to-maturity debt securities are stated at amortized cost. Equity securities issued by non-consolidated subsidiaries and affiliated companies are stated at moving-average cost. Available-for-sale securities with fair market values are stated at fair market value, and those with no fair market values at moving-average cost. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of the shareholders' equity. Realized gain on sale of such securities is computed using the moving-average cost.

(e) INVENTORIES

Inventories are principally stated at the lower of cost (first-in first-out) or market.

(f) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is mainly computed by the declining balance method at rates based on the estimated useful lives of the relevant assets. The effective annual rates of depreciation as of March 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Buildings and structures	12.2%	8.0%	6.5%
Machinery and equipment	33.9%	29.9%	28.9%

(g) PENSION AND RETIREMENT ALLOWANCE PLANS

Employees of the Company, certain domestic consolidated subsidiaries and foreign consolidated subsidiaries are covered by funded pension plans.

Employees of domestic consolidated subsidiaries, and directors of the Company and a couple of domestic consolidated subsidiaries are covered primarily by unfunded retirement allowance plans.

The amounts of pension payments and retirement allowances are generally determined on the basis of length of service and basic salary at the time of termination of service.

It is the Company's policy to fund amounts required to maintain sufficient plan assets to provide for accrued benefits based on a certain percentage of wage and salary costs. The plan assets consist principally of interest-bearing bonds and listed equity securities.

The Company and its consolidated subsidiaries provided allowance for employees' severance and retirement benefits at March 31, 2005 based on the amounts of projected benefit obligation and the fair value of the plan assets at that date.

Net transition obligation will be recognized as an expense in equal amounts over mainly 5 years commencing with the year ended March 31, 2001.

Allowance for employees' severance and retirement benefits was included in the liability section of the consolidated balance sheets together with severance and retirement allowance for directors as of March 31, 2005 and 2004.

(h) RETURN OF SUBSTITUTIONAL PORTION OF EMPLOYEES' PENSION INSURANCE

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own Employees' Pension Fund, which meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (so-called substitutional portion of the government's scheme) to their own Employees' Pension Fund under the government's permission and supervision.

Based on the newly enacted Defined Benefit Corporate Pension Law, the Company decided to restructure its Employees' Pension Fund, and was permitted by the Minister of Health, Labour and Welfare on December 1, 2003 to be released from its obligation for payments for the substitutional portion of the Employees' Pension Insurance Scheme. Pension assets for the substitutional portion maintained by the Employees' Pension Fund were transferred back on February 27, 2004 to the government's scheme. As a result, the Company recorded gains amounting to ¥8,584 million.

(i) PROVISION FOR LOSSES ON BUSINESS RESTRUCTURING

To provide for the loss that will appear during the execution of restructuring of the Imaging Systems Business hereafter, the amount of expected loss is appropriated. The main matters are write-off for inventories and special retirement allowance. Write-off for inventories was deducted from inventories on the consolidated balance sheet as of March 31, 2005.

(j) RESEARCH AND DEVELOPMENT

Expenses relating to research and development activities are charged to income as incurred. Total amounts charged to income were ¥47,720 million ($433,818 thousand), ¥38,671 million and ¥34,735 million for the years ended March 31, 2005, 2004 and 2003, respectively.

(k) CERTAIN LEASE TRANSACTIONS

Finance leases that do not transfer titles to lessees are accounted for in the same manner as operating leases.

(l) INCOME TAXES

The Company adopts the accounting standard that recognizes tax effects of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The provision for income taxes is computed based on the pretax income included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences.

Part of subsidiaries adopted the consolidated taxation system.

(m) PRO FORMA STANDARD TAXATION

In line with announcement of Practice Report No. 12 "Practical Treatment Concerning Presentation of Pro Forma Standard Taxation Portion of Enterprise Tax on Corporation in Statements of Income" issued by the Accounting Standards Board of Japan, the enterprise taxes levied in proportion to added value and capital, amounting to ¥809 million ($7,355 thousand), were recognized as "Selling, general and administrative expenses" effective fiscal 2005 under this report.

(n) AMOUNTS PER SHARE

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each fiscal year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased by the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. For the years ended for March 31, 2005, 2004 and 2003, there were no dilutive common shares. Accordingly, the Company's basic and dilutive earnings per share computations are the same for the periods presented.

Cash dividends per common share are the amounts applicable to the respective periods.

(o) TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

In accordance with the accounting standards for foreign currency translations, assets and liabilities denominated in foreign functional currencies are translated at exchange rates at the balance sheet date. Shareholders' equity accounts are translated at historical exchange rates.

Revenues and expenses denominated in foreign functional currencies are translated at average exchange rates for each corresponding fiscal year. Differences resulting from translation are presented as "Foreign currency translation adjustments" in shareholders' equity of the accompanying consolidated balance sheets.

2. MARKETABLE AND INVESTMENT SECURITIES

The following tables summarize acquisition costs, book values and fair value of securities with fair value as of March 31, 2005 and 2004:

Available-for-sale securities

Securities with book value (fair value) exceeding acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥ 17,660	¥ 26,419	¥ 8,759	¥11,406	¥19,255	¥7,849	$ 160,545	$ 240,173	$79,628
Bonds	10	10	0	9	9	0	91	91	0
Others	97,208	98,532	1,324	36,078	36,599	521	883,710	895,745	12,035
Total	¥114,878	¥124,961	¥10,083	¥47,493	¥55,863	¥8,370	$1,044,346	$1,136,009	$91,663

Securities with book value (fair value) under acquisition cost.

	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	¥ 554	¥ 512	¥ (42)	¥ 48	¥ 47	¥ (1)	$ 5,036	$ 4,655	$ (381)
Bonds	1,200	1,200	—	35,000	34,997	(3)	10,909	10,909	—
Others	3,171	2,743	(428)	4,183	3,647	(536)	28,828	24,936	(3,892)
Total	¥4,925	¥4,455	¥(470)	¥39,231	¥38,691	¥(540)	$44,773	$40,500	$(4,273)

Note: The Company recognizes impairment loss when the fair market value of marketable and investment securities comes down to less than 50% of the acquisition cost at the end of the period. In addition, the loss is also recognized when the fair market value declines more than 30% but less than 50%, unless the recovery of the fair market value is reasonably expected under the market conditions, trends of earnings and other key measures.

The following table summarizes book values of securities not stated at fair value as of March 31, 2005 and 2004:

Available-for-sale securities

	Book value		
	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Non-listed equity securities	¥15,082	¥ 7,714	$137,109
Non-listed foreign bonds	5,603	3,684	50,936
Others	24,061	10,008	218,737
Total	¥44,746	¥21,406	$406,782

Note: The preferred securities of ¥6,000 million ($54,545 thousand) issued by a specific purpose company, which is based on the scheme for securitization of real estate, carry the risk of fluctuations in redemption price caused by changes in the utilization value of real estate.

Maturities of available-for-sale securities are as follows:

	Millions of yen			
	2005			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	¥ —	¥ 3,500	¥ —	¥ 3,500
Government bonds	1,200	13	—	1,213
Corporate bonds	—	4,048	3,100	7,148
Others	—	23,985	66	24,051
Total	¥1,200	¥31,546	¥3,166	¥35,912

	Millions of yen			
	2004			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	¥ —	¥ 6,003	¥ —	¥ 6,003
Government bonds	34,997	12	—	35,009
Corporate bonds	189	13,647	3,500	17,336
Total	¥35,186	¥19,662	¥3,500	¥58,348

	Thousands of U.S. dollars			
	2005			
	Within a year	Over a year but within five years	Over five years but within ten years	Total
Equity securities	$ —	$ 31,818	$ —	$ 31,818
Government bonds	10,909	118	—	11,027
Corporate bonds	—	36,800	28,182	64,982
Others	—	218,046	600	218,646
Total	$10,909	$286,782	$28,782	$326,473

3. BUSINESS INCUBATION SECURITIES AND BUSINESS INCUBATION SECURITIES IN AFFILIATES

Business incubation securities and business incubation securities in affiliates that are held by subsidiaries of the Company are included in investment securities on the consolidated balance sheet as of March 31, 2005. Business incubation securities and business incubation securities in affiliates amount to ¥7,912 million ($71,927 thousand) and ¥3,764 million ($34,218 thousand), respectively.

4. NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Unconsolidated subsidiaries and affiliates	¥ 2,484	¥ 2,151	$ 22,582
Trade	149,463	115,535	1,358,755
Total	¥151,947	¥117,686	$1,381,336

5. INVENTORIES

Inventories as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Finished goods	¥ 78,357	¥56,514	$712,336
Work in process and raw materials	24,433	30,931	222,118
Total	¥102,790	¥87,445	$934,455

6. SHORT-TERM BORROWINGS

Short-term borrowings, which consist principally of bank acceptances payable in foreign currencies, are due in one to 180 days. The annual interest rates on these borrowings ranged from 0.41% to 8.70% and from 0.57% to 13.00% as of March 31, 2005 and 2004, respectively. *Bank acceptances payable of ¥1,959 million ($17,809 thousand) were secured by certain trade accounts receivable and inventories as of* March 31, 2005.

As is customary in Japan, substantially all bank borrowings, including acceptances payable, are subject to general agreements with each bank which provide, among other things, that the banks may, under certain circumstances, require additional security for such loans and may treat any security furnished to the banks, as well as cash deposited with them, as security for all present and future indebtedness. The Company and its subsidiaries have never been requested to submit such additional security.

7. LONG-TERM DEBT

Long-term debt as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
(Unsecured long-term debt)	2005	2004	2005
3.60% yen bonds, due April 2006	¥ 15,000	¥ 15,000	$ 136,364
2.975% yen bonds, due November 2006	10,000	10,000	90,909
3.35% yen bonds, due February 2009	5,000	5,000	45,455
0.80% yen bonds, due July 2008	30,000	30,000	272,727
0.84% yen bonds, due October 2009	20,000	—	181,818
1.16% loan from a Japanese bank, due December 2008	20,000	20,000	181,818
1.52% loan from a Japanese bank, due October 2011	25,000	—	227,273
2.00% loan from a Japanese bank, due December 2008	15,906	—	144,600
1.30% loan from a Japanese bank, due June 2008	11,561	—	105,100
1.00% loan from a Japanese bank, due September 2009	6,490	—	59,000
3.60% loan from a Japanese bank, due March 2006	4,300	—	39,091
2.00% loan from a Japanese bank, due March 2006	4,135	—	37,591
1.63% loan from a Japanese bank, due September 2009	4,020	—	36,545
1.50% loan from a Japanese bank, due March 2010	3,302	—	30,018
2.105% loan from a Japanese bank, due March 2005	—	1,500	—
0.59% to 0.61% loans from Japanese banks, due February 2007	—	750	—
0.59% loan from a Japanese bank, due September 2004	—	500	—
1.45% loan from a Japanese bank, due March 2006	30,000	30,000	272,727
0.72% loan from a Japanese bank, due March 2008	—	20,000	—
1.54% loan from a Japanese bank, due September 2011	20,000	—	181,818
Other bonds	300	—	—
Others from foreign banks	1,566	595	14,236
Others from Japanese banks	8,781	803	79,827
(Secured long-term debt)			
Others from foreign banks	1,135	1,649	10,318
Others from Japanese banks	4,175	804	40,683
	240,671	136,601	2,187,918
Less-current maturities	(43,482)	(2,054)	(395,291)
	¥197,189	¥134,547	$1,792,627

The aggregate annual maturities of long-term debt subsequent to March 31, 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
2006	¥ 43,482	$ 395,291
2007	36,021	327,464
2008	11,195	101,773
2009	71,037	645,791
2010	27,535	250,318
Thereafter	51,401	467,281
Total	¥240,671	$2,187,918

8. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2004
Unconsolidated subsidiaries and affiliates	¥ 370	¥ 75	$ 3,364
Trade	95,033	77,012	863,936
Total	¥95,403	¥77,087	$867,300

9. SEVERANCE AND RETIREMENT ALLOWANCE

The Company and its consolidated subsidiaries adopt the accounting standard for employees' severance and retirement benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations. The Company restructured the pension scheme entirely by transferring back the substitutional portion of the Employees' Pension Insurance Scheme and establishing the new Employees' Pension Fund in fiscal 2004.

The liabilities for severance and retirements benefits included in the liability section of the consolidated balance sheets as of March 31, 2005 and 2004, consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Projected benefit obligation	¥ 89,400	¥ 84,280	$ 812,727
Unrecognized prior service costs	364	689	3,309
Unrecognized actuarial difference	(13,448)	(18,010)	(122,255)
Fair value of pension assets	(72,223)	(67,844)	(656,573)
Unrecognized net transition obligation	—	(1,161)	—
Prepaid pension expenses	4,803	8,692	43,665
Allowance for employees' severance and retirement benefits	8,896	6,646	80,873
Severance and retirement allowance for directors	¥ 995	¥ 1,257	$ 9,045
Total severance and retirement allowance	¥ 9,891	¥ 7,903	$ 89,918

Note: *Special retirement allowance amounting to ¥2,400 million ($21,818 thousand) that will be paid after fiscal 2006 was recorded in Accrued expenses on the consolidated balance sheet as of March 31, 2005.*

Included in the consolidated statements of operations for the year ended March 31,2005 and 2004, are employees' severance and retirement benefit expenses comprising the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Service costs—benefits earned during the year	¥ 4,679	¥ 3,264	$ 42,536
Interest cost on projected benefit obligation	1,551	2,078	14,100
Expected return on plan assets	(2,703)	(2,478)	(24,573)
Amortization of actuarial difference	5,828	6,206	52,982
Amortization of prior service costs	(344)	(967)	(3,127)
Amortization of net transition obligation	1,161	1,407	10,555
Severance and pension benefit expense	¥10,172	¥ 9,510	$ 92,473

Note: Special retirement allowance amounting to ¥2,400 million ($21,818 thousand) that will be paid after fiscal 2006 was recorded in Provision for losses on business restructuring in the consolidated statement of operations for the year ended March 31, 2005.

The discount rate used by the Company is 2.0% in fiscal 2005 and 2004. The rates of expected return on plan assets used by the Company are mainly 4.0% in fiscal 2005 and 4.0% in fiscal 2004. The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. Prior service costs and net transition obligation are both recognized as expense (or income) in equal amounts over mainly five years, and actuarial gains (or losses) are recognized as income (or expense) in equal amounts over mainly five years. Pension assets for the substitutional portion maintained by the Employees' Pension Fund were transferred back on February 27, 2004 to the government's scheme. As a result, the Company recorded gains amounting to ¥8,584 million in fiscal 2004.

10. INCOME TAXES

Income taxes applicable to the Company and its domestic consolidated subsidiaries consist of corporate tax, inhabitant tax and enterprise tax, which in the aggregate resulted in normal statutory rates of approximately 40.7% for the years ended March 31, 2005 and 41.8% for the years ended March 31, 2004 and 2003. Income taxes of foreign consolidated subsidiaries are based generally on tax rates applicable in their countries of incorporation.

The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for consolidated financial statement purposes for the years ended March 31, 2005, 2004 and 2003.

	2005	2004	2003
Japanese statutory tax rate	40.7%	41.8%	41.8%
Effect of foreign tax rate differences	(37.1)	(4.3)	2.7
Non-taxable dividend income	—	—	(0.4)
Non-deductible expenses	12.7	2.1	0.3
Adjustments of deferred tax assets and liabilities for enacted changes in tax laws and rates	—	—	1.4
Impact of operating losses generated/(utilized) for certain subsidiaries	2.1	4.3	(2.0)
Increase of allowance for evaluation	282.7	—	—
Tax deduction for research and development	(23.9)	—	—
Amortization of consolidated adjustment accounts	21.4	—	—
Other, net	7.9	0.4	(0.6)
Effective tax rate	306.5%	44.3%	43.2%

Significant components of deferred income tax assets and liabilities as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred income tax assets:			
Inventories	¥ 8,305	¥ 5,078	$ 75,500
Depreciation of property, plant and equipment	4,268	4,099	38,800
Depreciation of intangible assets	4,162	2,651	37,836
Severance and retirement allowances	2,910	2,255	26,455
Prepaid expenses	6,127	4,588	55,700
Marketable and investment securities	4,948	4,984	44,982
Deferred assets	288	268	2,618
Unrealized intercompany profits	6,325	6,111	57,500
Accrued bonuses	3,213	3,628	29,209
Deficit carried forward	19,272	—	175,200
Other	6,908	3,945	62,800
Subtotal	66,726	37,607	606,600
Allowance for evaluation	(30,546)	—	(277,691)
Total deferred income tax assets	36,180	37,607	328,909
Prepaid pension expenses	(1,956)	(3,549)	(17,782)
Net unrealized holding gains on securities	(3,316)	(2,492)	(30,145)
Other	(9,230)	(5,096)	(83,909)
Total deferred income tax liabilities	(14,502)	(11,137)	(131,836)
Net deferred income tax assets	¥ 21,678	¥ 26,470	$ 197,073

11. SHAREHOLDERS' EQUITY

Under the Code, the following are provided:

- The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Code.
- The entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

- *Dividends are approved by the shareholders' meeting held subsequent to the statutory fiscal period to which the dividends are payable to* shareholders of record at the end of such a fiscal period.
- Semi-annual dividends are approved by the Board of Directors after the end of each first six-month period to which the dividends are *payable to shareholders of record at the end of the interim six-month period.*

12. CONTINGENT LIABILITIES

The Company and its consolidated subsidiaries were contingently liable for notes and bills discounted of ¥1,959 million ($17,809 thousand) and endorsed of ¥268 million ($2,436 thousand) as of March 31, 2005. As of March 31, 2005, the Company and its consolidated subsidiaries were also contingently liable as guarantors of borrowings, primarily for housing loans to employees, amounting to ¥582 million ($5,291 thousand), and secondly for borrowing from bank to subsidiaries, amounting to ¥534 million ($4,855 thousand).

13. PLEDGED ASSETS

The following assets were pledged as collateral for short-term borrowings, long-term debt and security deposits as of March 31, 2005 and 2004:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Cash and time deposits	¥1,844	—	$16,764
Land	194	¥ 78	1,764
Buildings and structures	3,973	2,546	36,118
Machinery and equipment	43	—	391
Investment securities	100	—	909
Lease deposits and other	30	—	272
	¥6,184	¥2,624	$56,218

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Long-term debt	¥5,309	¥2,453	$48,264
Short-term borrowings	221	—	2,009
	¥5,530	¥2,453	$50,273

14. CASH AND CASH EQUIVALENTS

Reconciliations of cash and time deposits shown in the consolidated balance sheets and cash and cash equivalents shown in the consolidated statements of cash flows as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Cash and time deposits	¥120,416	¥114,839	$1,094,691
Less: Time deposits with maturities over three months	(6,801)	(45,744)	(61,827)
Cash equivalents included in marketable securities	10	—	91
Cash and cash equivalents	¥113,625	¥69,095	$1,032,955

15. CASH FLOW FROM ACQUISITION OF CONSOLIDATED SUBSIDIARIES

Details of assets and liabilities when ITX corporation and its subsidiaries (ITX) were consolidated, acquisition cost of share, and proceeds from acquisition of ITX were as follows:

	Millions of yen	Thousands of U.S. dollars
Notes and accounts receivable	¥31,441	¥285,827
Inventories	10,606	96,418
Other current assets	37,850	344,091
Consolidated adjustment accounts	33,359	303,264
Investment securities	15,511	141,009
Other non-current assets	15,615	141,955
Notes and accounts payable	(29,451)	(267,736)
Short-term borrowings	(25,346)	(230,418)
Other current liabilities	(11,656)	(105,964)
Long-term debt, less current maturities	(39,154)	(355,945)
Other non-current liabilities	(11,322)	(102,927)
Minority interests	(2,487)	(22,609)
Sub-total	24,966	226,964
Consolidated adjustment accounts	14,419	131,082
Minority interests	(10,212)	(92,836)
Total equity method until consolidation	(8,905)	(80,955)
Sub-total: acquisition cost of ITX	20,268	184,255
Cash and cash equivalents owned by ITX	32,728	297,527
Proceeds from acquisition of ITX	12,460	113,273

16. INFORMATION FOR CERTAIN LEASE TRANSACTIONS

LESSEE:

The Company and its consolidated subsidiaries lease certain machinery and equipment under the non-cancelable finance and operating leases. Finance leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases. Certain information for such non-capitalized finance leases for the year ended March 31, 2005 and 2004 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
(Equivalent amount)			
Acquisition cost	¥ 9,578	¥ 8,234	$ 87,073
Accumulated depreciation	(4,960)	(4,099)	(45,091)
Estimated net book value	¥ 4,618	¥ 4,135	$ 41,982

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
(Accrued lease payments)			
Lease payments	¥2,099	¥2,120	$19,082
Equivalent of depreciation expense	1,951	1,959	17,736
Equivalent of interest expense	142	162	1,291

Equivalent of depreciation expense is computed using the straight-line method over the lease terms assuming no residual value. Equivalent of interest expense is computed using the interest rate method over the lease terms for the difference between acquisition cost and total lease payments.

Future minimum lease payments under the non-cancelable finance and operating leases having remaining terms in excess of one year as of March 31, 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
2005	¥1,933	$17,573
2006 and thereafter	2,908	26,436
Total minimum lease payments	¥4,841	$44,009

LESSOR:

Certain machinery and equipment of the Company and its consolidated subsidiaries are leased under the finance leases. For the years ended March 31, 2005 and 2004, the amounts of machinery and equipment were summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Acquisition cost	¥ 6,251	¥ 6,666	$ 56,827
Accumulated depreciation	(3,385)	(3,578)	(30,772)
Net book value	¥ 2,866	¥ 3,088	$ 26,055

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Lease income	¥1,649	¥1,776	$14,991
Depreciation expense	1,516	1,606	13,782
Estimated interest income	108	140	982

Estimated interest income is computed using the interest rate method over the lease terms for the difference between acquisition cost and total lease receipts.

Future minimum lease receipts under these finance lease arrangements as of March 31, 2005 are as follows:

	Millions of yen	Thousands of U.S. dollars
2005	¥1,193	$10,845
2006 and thereafter	1,767	16,064
Total minimum lease payments	¥2,960	$26,909

17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its consolidated subsidiaries use derivative financial instruments in the normal course of their business to manage the exposure to fluctuations in foreign exchange rates and interest rates. The primary classes of derivatives used by the Company and its consolidated subsidiaries are foreign exchange forward contracts, currency options, and interest rate swaps. Almost all derivative transactions are used to hedge interest rates and foreign currency positions in connection with their business. Accordingly, market risk in these derivatives is largely offset by opposite movements in the underlying positions. Management assesses derivative transactions and market risks surrounding these transactions according to the Company's policy regarding derivative transactions. Contracts of derivative financial instruments are executed by finance departments of the Company or subsidiaries.

The counter-parties to the derivative financial instruments of the Company and its consolidated subsidiaries are substantial and creditworthy multi-national commercial banks or other financial institutions that are recognized market makers. Neither the risks of counter-party non-performance nor the economic consequences of counter-party non-performance associated with these contracts are considered by the Company to be material.

Part of its consolidated subsidiaries also use stock-price swap contracts for speculation purposes within a limited amount. Stock-price swap contracts are exposed to stock-price fluctuation risk.

The following table summarizes the underlying notional transaction amounts, book values and fair values for outstanding derivative financial instruments by risk category and instrument type as of March 31, 2005 and 2004:

(as of March 31, 2005)	Millions of yen			Thousands of U.S. dollars		
	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Foreign exchange forward contracts:						
To buy U.S. dollars	¥ 612	¥—	¥ 574	$ 5,564	$ —	$ 5,218
To buy other currencies	231	—	232	2,100	—	2,109
To sell U.S. dollars	40	—	37	364	—	336
To sell British Pounds	1,871	—	1,862	17,009	—	16,927
To sell other currencies	2,280	—	2,266	20,727	—	20,600
Foreign exchange option contracts						
Put option	1,181	31	37	10,736	282	336
Stock-price swap contracts	6,490	—	(3,124)	59,000	—	(28,400)

(as of March 31, 2004)	Millions of yen		
	Notional amount	Book value	Fair value
Foreign exchange forward contracts:			
To buy U.S. dollars	¥1,249	¥—	¥1,214
To sell U.S. dollars	37	—	37
To sell British Pounds	579	—	579
To sell other currencies	2,261	—	2,243
Foreign exchange option contracts			
Put option	1,567	29	34

The forward contracts on the foreign currency receivable and payable translated into Japanese yen at the forward exchange rates in the accompanying consolidated financial statements are not included in the above amounts.

The fair value of currency option agreements is estimated by obtaining quotes from financial institutions. The fair value of foreign exchange forward contracts is estimated based on market prices for contracts with similar terms. The fair value of stock-price swap contracts is estimated by obtaining quotes from financial institutions.

18. SUBSEQUENT EVENTS

(a) In April 2005, the Company transferred the product categories of industrial microscopes from the "Industrial Systems Business" to the "Life Science Business," and industrial endoscopes, printers, and bar code data processing equipment from the "Industrial Systems Business" to "Others" based on the technical characteristics of the products. The "Industrial Systems Business" was removed and its product categories were integrated into the following five business segments: "Imaging Systems Business," "Medical Systems Business," "Life Science Business," "Information and Communication Business," and "Others."

The following fiscal 2005 segmental information is classified by the new business segment structure that was newly adopted in fiscal 2006:

	Millions of yen							
	2005							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥277,685	¥230,525	¥101,315	¥163,248	¥40,765	¥813,538	¥ —	¥813,538
Intersegment	27	5	12	—	1	45	(45)	—
Total	277,712	230,530	101,327	163,248	40,766	813,583	(45)	813,538
Operating expenses	301,587	165,224	94,623	164,285	42,600	768,319	22,066	790,385
Operating income (loss)	(23,875)	65,306	6,704	(1,037)	(1,834)	45,264	(22,111)	23,153
Assets	144,707	177,480	75,808	120,996	58,639	577,630	280,453	858,083
Depreciation and amortization	11,184	9,473	4,304	839	1,694	27,494	2,264	29,758
Capital expenditures	¥ 15,987	¥ 14,669	¥ 6,195	¥ 1,321	¥ 1,742	¥ 39,914	¥ 6,213	¥ 46,127

	Thousands of U.S. dollars							
	2005							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Information and Communication Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	$2,524,409	$2,095,682	$921,045	$1,484,073	$370,591	$7,395,800	$ —	$7,395,800
Intersegment	246	45	110	—	8	409	(409)	—
Total	2,524,655	2,095,727	921,155	1,484,073	370,599	7,396,209	(409)	7,395,800
Operating expenses	2,741,700	1,502,036	860,210	1,493,500	387,272	6,984,718	200,600	7,185,318
Operating income (loss)	(217,045)	593,691	60,945	(9,427)	(16,673)	411,491	(201,009)	210,482
Assets	1,315,518	1,613,455	689,164	1,099,964	533,081	5,251,182	2,549,573	7,800,755
Depreciation and amortization	101,673	86,118	39,127	7,627	15,400	249,945	20,582	270,527
Capital expenditures	$ 145,336	$ 133,355	$ 56,318	$ 12,009	$ 15,837	$ 362,855	$ 56,481	$ 419,336

Note: These five business segments include the following products:

Imaging Systems Business:	Film cameras, Digital cameras, Voice Recorders, Magneto-optical disk drives
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information, Industrial microscopes
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, System development, Semiconductor devices, Electric equipment
Others:	Medical new business, Software development, Industrial endoscopes, Printers, Bar code data processing equipment, Measuring equipment, etc.

(b) On May 31, 2005, the Company acquired 100% of the shares outstanding of R/D Tech Inc. (Québec, Canada) through its wholly owned subsidiary, Olympus NDT Canada Inc. (Québec, Canada) for a total of approximately 117 million Canadian dollars (approximately ¥10,100 million, US$91,818 thousand). Following the acquisition, the Company took in technology in the areas of ultrasound defect detection and eddy current defect detection. By integrating the advanced technologies of Olympus and R/D Tech Inc., it will be possible to create new value in the non-destructive testing (NDT) field. Olympus NDT Canada Inc. merged with R/D Tech Inc. on May 31, 2005.

The overview of R/D Tech Inc., Olympus NDT Canada Inc. and company after the merger are as below.

1. R/D Tech Inc.
   (1) Trading name: R/D Tech Inc.
   (2) Representative: Alain Allard
   (3) Address: 505, boul. du Parc-Technologique, Québec G1P 4S9, Canada
   (4) Principal activities: Development, manufacturing and sale of non-destructive testing equipment
   (5) Common stock: CN$2,362,152
   (6) Numbers of shares outstanding: 8,393,631
2. Olympus NDT Canada Inc.
   (1) Trading name: Olympus NDT Canada Inc.
   (2) Representative: Yasuo Yoda
   (3) Address: 1000, de La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Canada
   (4) Relationship to the Company: 100% subsidiary of the Company
3. Company after the merger
   (1) Trading name: Olympus NDT Canada Inc.
   (2) Representative: Toshihiko Okubo
   (3) Address: 1000, de La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Canada
   (4) Principal activities: Development, manufacturing and sale of non-destructive testing equipment
   (5) Common stock: CN$20,000,001
   (6) Numbers of shares outstanding: 101
   (7) Relationship to the Company: 100% subsidiary of the Company

(c) At the general meeting held on June 29, 2005, the shareholders approved a cash dividend totaling ¥1,978 million ($17,982 thousand) or ¥7.50 ($0.07) per share. In accordance with the Code, the declaration of this dividend has not been reflected in the accompanying consolidated financial statements as of March 31, 2005.

19. SEGMENTAL INFORMATION

(a) INFORMATION BY BUSINESS SEGMENT

Segment information for the years ended March 31, 2005, 2004 and 2003 are shown in the tables below:

	Millions of yen								
	2005								
	Imaging Systems Business	Medical Systems Business	Life Science Business	Industrial Systems Business	Information and Communi-cation Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:									
Unaffiliated customers	¥277,685	¥230,525	¥79,153	¥49,788	¥163,248	¥13,139	¥813,538	¥ —	¥813,538
Intersegment	27	5	1	11	—	1	45	(45)	—
Total	277,712	230,530	79,154	49,799	163,248	13,140	813,583	(45)	813,538
Operating expenses	301,587	165,224	74,683	48,530	164,285	14,010	768,319	22,066	790,385
Operating income (loss)	(23,875)	65,306	4,471	1,269	(1,037)	(870)	45,264	(22,111)	23,153
Assets	144,707	177,480	64,639	29,051	120,996	40,757	577,630	280,453	858,083
Depreciation and amortization	11,184	9,473	4,034	890	839	1,074	27,494	2,264	29,758
Capital expenditures	¥ 15,987	¥ 14,669	¥ 5,862	¥ 1,103	¥ 1,321	¥ 972	¥ 39,914	¥ 6,213	¥ 46,127

	Millions of yen							
	2004							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Industrial Systems Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥296,730	¥216,915	¥71,739	¥42,546	¥ 5,692	¥633,622	¥ —	¥633,622
Intersegment	32	13	16	47	1	109	(109)	—
Total	296,762	216,928	71,755	42,593	5,693	633,731	(109)	633,622
Operating expenses	281,604	153,712	67,932	45,417	6,721	555,386	15,239	570,625
Operating income (loss)	15,158	63,216	3,823	(2,824)	(1,028)	78,345	(15,348)	62,997
Assets	158,278	142,906	57,077	27,788	14,387	400,436	282,237	682,673
Depreciation and amortization	8,764	9,075	3,137	844	668	22,488	1,761	24,249
Capital expenditures	¥ 16,624	¥ 11,717	¥ 6,130	¥ 1,245	¥ 1,161	¥ 36,877	¥ 5,040	¥ 41,917

	Millions of yen							
	2003							
	Imaging Systems Business	Medical Systems Business	Life Science Business	Industrial Systems Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:								
Unaffiliated customers	¥244,814	¥201,512	¥66,942	¥ 44,463	¥ 6,612	¥564,343	¥ —	¥564,343
Intersegment	63	13	2	45	1	124	(124)	—
Total	244,877	201,525	66,944	44,508	6,613	564,467	(124)	564,343
Operating expenses	226,675	146,900	63,651	45,402	9,282	491,910	10,087	501,997
Operating income (loss)	18,202	54,625	3,293	(894)	(2,669)	72,557	(10,211)	62,346
Assets	126,557	150,807	56,002	29,298	16,196	378,860	226,908	605,768
Depreciation and amortization	6,781	5,618	1,964	742	610	15,715	1,143	16,858
Capital expenditures	¥ 13,653	¥ 11,129	¥ 3,485	¥ 2,214	¥ 1,010	¥ 31,491	¥ 3,128	¥ 34,619

	Thousands of U.S. dollars								
	2005								
	Imaging Systems Business	Medical Systems Business	Life Science Business	Industrial Systems Business	Information and Communi-cation Business	Others	Total	Elimination and Corporate	Consolidated Total
Net sales:									
Unaffiliated customers	$2,524,409	$2,095,682	$719,573	$452,618	$1,484,073	$119,445	$7,395,800	$ —	$7,395,800
Intersegment	246	45	9	100	—	9	409	(409)	—
Total	2,524,655	2,095,727	719,582	452,718	1,484,073	119,454	7,396,209	(409)	7,395,800
Operating expenses	2,741,700	1,502,036	678,937	441,182	1,493,500	127,363	6,984,718	200,600	7,185,318
Operating income (loss)	(217,045)	593,691	40,645	11,536	(9,427)	(7,909)	411,491	(201,009)	210,482
Assets	1,315,518	1,613,455	587,627	264,100	1,099,964	370,518	5,251,182	2,549,573	7,800,755
Depreciation and amortization	101,673	86,118	36,673	8,091	7,627	9,763	249,945	20,582	270,527
Capital expenditures	$ 145,336	$ 133,355	$ 53,291	$ 10,027	$ 12,009	$ 8,837	$ 362,855	$ 56,481	$ 419,336

Notes: 1. In April 2003, the Company reorganized the "Medical Systems Business" to complete the life science business and established the "Life Science Business" as a separate business segment from fiscal 2004.

2. In October 2004, the Company separated its "Imaging Systems Business" and "Medical Systems Business," and reorganized its business segment structure, changing segment names from "Group" to "Business." The "Imaging Systems Business" was taken over by Olympus Imaging Corp., and the "Medical Systems Business" was taken over by Olympus Medical Systems Corp. As to expenses for the corporate center that had been regarded unallocatable, and elemental research and development expenses that had been allocated to each segment, traded amounts of these expenses are recognized as operating expenses in each segment since the amounts of consideration payable are decided in proportion to rendering of service based on a business trust agreement and a license agreement.

3. These six business segments include the following products:

We founded the Information and Communication Business when ITX Corporation was consolidated.

Imaging Systems Business:	Film cameras, Digital cameras, Voice Recorders, Magneto-optical disk drives
Medical Systems Business:	Medical endoscopes, Surgical endoscopes, Endo-therapy devices, Ultrasound endoscopes
Life Science Business:	Diagnostic systems, Biological microscopes, Analytical services of genomic information
Industrial Systems Business:	Industrial microscopes, Industrial endoscopes, Printers, Bar code data processing equipment, Measuring equipment
Information and Communication Business:	Mobile terminals, Mobile solutions, Mobile content services, Network infrastructure systems, System development, Semiconductor devices, Electric equipment
Others:	Medical new business, Software development, etc.

(b) INFORMATION BY GEOGRAPHIC LOCATION

	Millions of yen						
	2005						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥341,637	¥178,417	¥229,274	¥ 64,210	¥ 813,538	¥ —	¥813,538
Intersegment	273,957	1,356	10,256	99,566	385,135	(385,135)	—
Total	615,594	179,773	239,530	163,776	1,198,673	(385,135)	813,538
Operating expenses	594,111	171,142	231,746	158,780	1,155,779	(365,394)	790,385
Operating income (loss)	21,483	8,631	7,784	4,996	42,894	(19,741)	23,153
Assets	¥294,101	¥ 76,319	¥152,757	¥ 94,643	¥ 617,820	¥ 240,263	¥858,083

	Millions of yen						
	2004						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥192,083	¥189,176	¥201,468	¥ 50,895	¥633,622	¥ —	¥633,622
Intersegment	250,859	1,044	8,947	85,830	346,680	(346,680)	—
Total	442,942	190,220	210,415	136,725	980,302	(346,680)	633,622
Operating expenses	401,372	174,224	197,862	128,591	902,049	(331,424)	570,625
Operating income (loss)	41,570	15,996	12,553	8,134	78,253	(15,256)	62,997
Assets	¥189,100	¥ 72,791	¥133,345	¥ 44,568	¥439,804	¥242,869	¥682,673

	Millions of yen						
	2003						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	¥181,234	¥184,510	¥162,587	¥36,012	¥564,343	¥ —	¥564,343
Intersegment	208,713	1,103	7,688	55,743	273,247	(273,247)	—
Total	389,947	185,613	170,275	91,755	837,590	(273,247)	564,343
Operating expenses	342,311	175,419	159,924	87,128	764,782	(262,785)	501,997
Operating income (loss)	47,636	10,194	10,351	4,627	72,808	(10,462)	62,346
Assets	¥191,246	¥ 73,922	¥109,874	¥39,068	¥414,110	¥191,658	¥605,768

	Thousands of U.S. dollars						
	2005						
	Japan	America	Europe	Asia	Total	Elimination and Corporate	Consolidated Total
Net sales:							
Unaffiliated customers	$3,105,791	$1,621,973	$2,084,309	$ 583,727	$7,395,800	$ —	$7,395,800
Intersegment	2,490,518	12,327	93,236	905,146	3,501,227	(3,501,227)	—
Total	5,596,309	1,634,300	2,177,545	1,488,873	10,897,027	(3,501,227)	7,395,800
Operating expenses	5,401,009	1,555,836	2,106,781	1,443,456	10,507,082	(3,321,764)	7,185,318
Operating income (loss)	195,300	78,464	70,764	45,417	389,945	(179,463)	210,482
Assets	$2,673,645	$ 693,809	$1,388,700	$ 860,391	$5,616,545	$2,184,210	$7,800,755

Note: Segmentation is determined by geographical adjacency.
America includes the United States, Canada, Mexico and Brazil. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries.

(c) OVERSEAS SALES INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Export sales (A)	¥562,854	¥483,288	¥423,322	$5,116,855
to North America	201,474	193,720	197,591	1,831,582
to Europe	243,263	200,559	158,587	2,211,482
to Asia	93,817	76,596	58,946	852,882
to Other areas	24,300	12,413	8,198	220,909
Net sales (B)	¥813,538	¥633,622	¥564,343	$7,395,800
A/B (%)	69.2%	76.3%	75.0%	69.2%

Note: Segmentation is determined by geographical adjacency.
North America includes the United States and Canada. Europe includes Germany, the United Kingdom, France and other countries. Asia includes Singapore, Hong Kong, China, Australia and other countries. Other areas include Central and South America, Africa and others.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OLYMPUS CORPORATION

We have audited the accompanying consolidated balance sheets of Olympus Corporation and consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olympus Corporation and subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion we draw attention to the following.

(1) As discussed in Note 19, effective April 1, 2003, Olympus Corporation established a new business segment and changed the categorization of business segments.
(2) As discussed in Note 18, effective April 1, 2005, Olympus Corporation changed the categories of business in the business segments.
(3) As discussed in Note 18, on May 31, 2005, Olympus Corporation acquired 100% of the shares outstanding of the acquired company through its wholly owned subsidiary.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 29, 2005

Core Technologies and Business Models

> Olympus' management focuses on strengthening the Company's technological capabilities toward becoming a technology-oriented company.

Olympus' core competence is in "Opto-Digital Technology," a fusion of the latest digital technologies and optical technologies accumulated by the Company over many years. In order to further strengthen this core competence, Olympus has positioned optical technology, electronic imaging technology, precision technology, and cell-related technology as fundamental technologies common to the entire Company. By channeling research and development resources to build up a competitive edge, the Company continues to create new levels of value for its imaging, medical, life science, and industrial systems businesses.

The Company's strong commitment to technological research and development is reflected by its R&D investment of approximately ¥47.7 billion (US$434 million), representing almost 7.4% of sales, during the fiscal year under review.

R&D Segment and Intellectual Property Overview

> The following graphs show the number of Olympus' published patents in its areas of core competence, as well as the ratio of such patents in relation to its overall patent portfolio.

The number of published patents in optical and electronic imaging technologies has declined due to the Company's adoption of more stringent selection standards for patent applications as part of its policy of emphasizing higher overall quality of applications. By contrast, cell-related technology is becoming increasingly important, and despite stricter selection standards, the number of applications has risen steadily as the Company has stepped up its emphasis on applications.

Approximately 70% of Olympus' acquired patents are related to core competence technologies, and serve as a wellspring of the Company's competitiveness in each area of business.

Note: The number of domestically published patents is commonly used as an indicator of research and development activity.

Overview of Intellectual Property Strategy

> In its quest to become a technology-oriented company, Olympus pursues research and development activities aimed at establishing a leading position in intellectual property rights, based on an intellectual property strategy that is linked with its business and technology strategies.

One goal of Olympus' intellectual property strategy is to achieve an advantageous balance of patents that places the Company ahead of its competitors in terms of patent portfolio mix. By strengthening our technological capabilities in this way, we will bring to market exclusive products distinguished by their intellectual property content, which will in turn boost earnings and enhance Olympus' brand and corporate value.

R&D and Intellectual Property Organizational Chart, R&D Alliances

> Olympus' research and development efforts are conducted at the corporate level by its Corporate R&D Center and Future Creation Laboratory, and by research and development departments that focus on product development at each business group.

Intellectual property management is handled by the corporate Intellectual Property and Licensing Division and by departments established for that purpose within each business group. This enables each group to integrate its business, technology, and intellectual property strategies. Meanwhile, the Intellectual Property and Licensing Division strategically integrates and handles licensing-related activities and administrative tasks. In an effort to enhance the quality and efficiency of intellectual property management, the Company established Olympus Intellectual Property Services Co., Ltd., in April 2005.


R&D in Intellectual Property Rights
New Unique Products
Good Balance of Patents
Secure Earnings
Higher Non-asset Value
Higher Brand and Corporate Value

Number of Published Patents in Area of Core Competence
(Number of patents)


900
600
300
Optical Technology
Electronic Imaging Technology
Precision Technology
Cell-Related Technology
01
02
03
04
05

Ratio of Patents Held in Core Competence
(%)


Applied Technology
34
38
Optical Technology
Cell-Related Technology
2
8
18
Electronic Imaging Technology
Precision Technology
05

In September 2004, ITX Corporation, previously an equity-method affiliate, became a consolidated subsidiary to help expedite business reforms and create new core businesses in the future. ITX Corporation is currently engaged in developing new businesses in the network, technology, and mobile sectors.

Contribution of Licensing Activities to Company Business

> Olympus views intellectual property licensing activities primarily as a means of differentiating its products from those of other companies, rather than as a means of generating licensing revenue.

With respect to imaging products, Olympus considers cross-licensing to be an important tool due to the extremely rapid pace at which technology advances in the imaging industry. Also, the Company considers it necessary to make use of a wide range of intellectual property assets, including those originally developed by other manufacturers, in order to respond quickly to customer needs. As for gastrointestinal endoscopes, our mainstay products in the medical endoscope field, however, our strategy is to use technologies protected by our patents to make it difficult for other manufacturers to enter the market, and thus maintain market share.

Contribution of Patent Portfolio to Company Business

> Olympus actively pursues a policy of converting research and development results into patented intellectual property assets. The results of this policy over the past five years are shown in the graphs below, broken down by country and area of business. In the future, the Company will be more selective in applying for domestic patents, and will strive to increase the number of acquired foreign patents. Olympus has been channeling more resources into obtaining patents, not only in the United States but also in the growing market of China, where it also has manufacturing operations. At the end of fiscal 2005, Olympus held 72 patents in China, up from 24 a year earlier.

The number and ratio of Olympus' patents in each business area at the end of fiscal 2005 are shown in the table below. Olympus holds patents with business potential in each of its businesses: imaging, medical, industrial, and life science. However, its imaging and medical businesses, which account for 79% of total net sales, are responsible for 67% of all patents held by Olympus. Furthermore, the Corporate R&D Center aggressively invests in new, future-oriented businesses, as well as in developing technologies that will help broaden its core technological foundation. As a result, the number of patents held has increased rapidly.

Note: The information contained in this report includes information pertaining to Olympus' domestic and foreign affiliates, with the exception of ITX Corporation.

	Imaging Systems Business	Medical Systems Business	Life Science Business	Industrial Systems Business	Corporate R&D Center	Total
Japan patents	1,989	2,071	434	347	1,087	5,928
% to total (%)	34	35	7	6	18	100
U.S. patents	1,312	983	174	199	794	3,462
% to total (%)	38	28	5	6	23	100
China patents	42	3	9	12	6	72
% to total (%)	58	4	13	17	8	100
Other patents	78	347	126	91	88	730
% to total (%)	11	48	17	12	12	100
Total	3,421	3,404	743	649	1,975	10,192
% to total (%)	34	33	7	6	19	100

Trends in Number of Patents Held by Country
(Number of patents, thousands)


12
9
6
3
Others
United States
Japan
01
02
03
04
05

Trends in Number of Patents Held by Business
(Number of patents, thousands)


4
3
2
1
Medical Systems Business
Imaging Systems Business
Corporate R&D Center
Life Science Business
Industrial Systems Business
01
02
03
04
05

PRINCIPAL BUSINESS BASES
(As of April 1, 2005)

OLYMPUS CORPORATION
OLYMPUS IMAGING CORP.
OLYMPUS MEDICAL SYSTEMS CORP.
Monolith, 3-1 Nishi-Shinjuku 2-chome,
Shinjuku-ku, Tokyo 163-0914, Japan
Tel: (03) 3340-2111 Fax: (03) 3340-2062
http://www.olympus.co.jp/en/

OLYMPUS AMERICA INC.
OLYMPUS IMAGING AMERICA INC.
2 Corporate Center Drive, Melville, NY 11747-3157, U.S.A.
Tel: (631) 844-5000
http://www.olympusamerica.com/

OLYMPUS EUROPA GMBH
OLYMPUS IMAGING EUROPA GMBH
OLYMPUS MEDICAL SYSTEMS EUROPA GMBH
OLYMPUS LIFE AND MATERIAL SCIENCE EUROPA GMBH
Wendenstrasse 14-18, D-20097 Hamburg, Germany
Tel: (40) 237730
http://www.olympus-europa.com/

KEYMED (MEDICAL & INDUSTRIAL EQUIPMENT) LTD.
KeyMed House, Stock Road, Southend-on-Sea,
Essex SS2 5QH, U.K.
Tel: (1702) 616333
http://www.keymed.co.uk/

Further information is available on request, including a company brochure and product catalogs. Please contact us at the nearest address above.

CONSOLIDATED SUBSIDIARIES
(As of March 31, 2005)

DOMESTIC

Olympus Medical Systems Corp.
(Tokyo)
Manufacture and sale of medical equipment

Olympus Imaging Corp.
(Tokyo)
Manufacture and sale of optical equipment and electronic products

Aizu Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Aomori Olympus Co., Ltd.
(Aomori)
Manufacture of medical equipment

Olympus Opto-Technology Co., Ltd.
(Nagano)
Manufacture of components for optical equipment and electronic products

Shirakawa Olympus Co., Ltd.
(Fukushima)
Manufacture of optical equipment and medical equipment

Mishima Olympus Co., Ltd.
(Shizuoka)
Manufacture of medical equipment

Okaya Olympus Co., Ltd.
(Nagano)
Manufacture of optical equipment and electronic products

Olympus Systems Corporation
(Tokyo)
Information services and system development

Olympus Logitex Co., Ltd.
(Kanagawa)
Transportation

Olympus Leasing Co., Ltd.
(Tokyo)
Leasing of medical equipment

Olympus Medical Engineering Co., Ltd.
(Tokyo)
Maintenance and services for medical equipment

Olympus Engineering Co., Ltd.
(Tokyo)
Development and manufacture of optical equipment

NovusGene Inc.
(Tokyo)
Gene analysis consignment services

AOI Technology Inc.
(Tokyo)
Systems development

ITX Corporation
(Tokyo)
Investment and business incubation

I.T. Telecom, Inc.
(Tokyo)
Sale of information and communication equipment

TechMatrix Corporation
(Tokyo)
Network and technology business

Soliste Corporation
(Tokyo)
Sale of electronic devices

KS Olympus Co., Ltd.
(Tokyo)
Sale of optical equipment, medical equipment, and electronic products

OVERSEAS

Olympus USA Incorporated
(New York, U.S.A.)
Holding company that provides financial support and comprehensive business planning for affiliated companies in the United States

Olympus Corporation of America
(Delaware, U.S.A.)
Holding company that manages investments and investment returns

Olympus America Inc.
(New York, U.S.A.)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Imaging America Inc.
(New York, U.S.A)
Import and sale of optical equipment

Olympus Latin America, Inc.
(Miami, U.S.A.)
Import and sale of optical equipment and medical equipment

Olympus Europa GmbH
(Hamburg, Germany)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Deutschland GmbH
(Hamburg, Germany)
Sale of optical equipment, medical equipment and electronic products

Olympus Winter & Ibe GmbH
(Hamburg, Germany)
Manufacture and sale of medical equipment, import and sale of medical equipment

Celon AG
(Hamburg, Germany)
Development and manufacture of medical equipment

Olympus KeyMed Group Limited
(London, U.K.)
Holding company that manages investments and investment returns

KeyMed (Medical & Industrial Equipment) Ltd.
(Essex, U.K.)
Manufacture and sale of medical equipment and optical equipment, import and sale of medical equipment

Olympus Industrial America, Inc.*
(New York, U.S.A.)
Import and sale of medical equipment

Olympus UK (Holding) Ltd.
(London, U.K.)
Holding company that manages investments and investment returns

Olympus UK Ltd.
(London, U.K.)
Import and sale of optical equipment and electronic products

Olympus France S.A.
(Rungis Cedex, France)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Diagnostica GmbH**
(Hamburg, Germany)
Manufacture and sale of medical equipment, import and sale of medical equipment

Olympus BioSystems GmbH
(München, Germany)
Development, manufacture and sale of optical equipment systems

Soft Imaging System GmbH
(Münster, Germany)
System development

Olympus Asian Pacific Limited
(Hong Kong)
Holding company that financially supports affiliated companies in Asia

Olympus Asset Management Limited
(Hong Kong)
Holding company that operates and manages investments and investment returns

Olympus Finance Hong Kong Limited
(Hong Kong)
Holding company that operates and manages investments and investment returns

Olympus Hong Kong and China Limited
(Hong Kong)
Manufacture and sale of optical equipment and electronic products

Olympus (Shenzhen) Industrial Ltd.
(Shenzhen, China)
Manufacture of optical equipment and electronic products

Olympus (China) Investment Co., Ltd.
(Beijing, China)
Investment and financing in Chinese subsidiaries

Olympus Imaging China Co., Ltd.
(Beijing, China)
Sale of optical equipment and electronic products

Olympus Beijing Industry & Technology Limited
(Beijing, China)
Manufacture of optical equipment and electronic products

Olympus (Guangzhou) Industrial Ltd.
(Guangzhou, China)
Manufacture of optical equipment and electronic products

Olympus (Beijing) Sales & Service Co., Ltd.
(Beijing, China)
Manufacture of optical equipment and electronic products

Olympus Trading (Shanghai) Limited
(Shanghai, China)
Import and sale of optical equipment and medical products

Olympus Korea Co., Ltd.
(Seoul, Korea)
Import and sale of optical equipment and electronic products

Olympus Optical Technology Philippines, Inc.
(Cebu, Philippines)
Manufacture of optical equipment

Olympus Singapore Pte Ltd
(Singapore)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Imaging Singapore Pte. Ltd.
(Singapore)
Import and sale of optical equipment, medical equipment and electronic products

Olympus Australia Pty Ltd
(Mount Waverley, Australia)
Import and sale of optical equipment and medical equipment

Olympus Imaging Australia Pty Ltd
(North Ryder, Australia)
Import and sale of electronic products

And 94 other companies

* As of April 1, 2005, Olympus Industrial America, Inc. was renamed Olympus Surgical & Industrial America, Inc.
** As of April 1, 2005, Olympus Diagnostica GmbH was renamed Olympus Life and Material Science Europa GmbH.

INVESTOR INFORMATION
(As of March 31, 2005)

TRANSFER AGENT FOR COMMON STOCK
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-0014, Japan

DEPOSITARY AND TRANSFER AGENT FOR AMERICAN DEPOSITARY RECEIPTS
The Bank of New York
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (212) 815-2042 U.S. toll free: 888-269-2377 (888-BNY-ADRS)
http://www.adrbny.com
Ratio (ADR:ORD): 1:1
Exchange: OTC (Over-the-Counter)
Symbol: OCPNY
CUSIP: 68163W109

STOCK EXCHANGE LISTINGS IN JAPAN
Tokyo and Osaka

TOTAL SHARES OF COMMON STOCK ISSUED AND OUTSTANDING
264,472,608

NUMBER OF SHAREHOLDERS
14,784

PRINCIPAL SHAREHOLDERS

	Number of shares held (thousands)*	Percentage of shares outstanding (%)
Nippon Life Insurance Company	21,426	8.10
The Chase Manhattan Bank N.A. London	18,601	7.03
The Master Trust Bank of Japan, Ltd. (trust account)	13,107	4.95
Japan Trustee Services Bank, Ltd. (trust account)	10,820	4.09
State Street Bank and Trust Company	9,100	3.44
Japan Trustee Services Bank, Ltd. (Olympus shares in Sumitomo Mitsui Banking Corporation's retirement benefit trust account are entrusted to The Sumitomo Trust & Banking Co., Ltd., which consigns their management to Japan Trustee Services Bank, Ltd.)	9,004	3.40
UFJ Bank Limited	8,521	3.22
Sumitomo Mitsui Banking Corporation	8,000	3.02
The Bank of Tokyo-Mitsubishi, Ltd.	7,172	2.71
Tokio Marine and Nichido Fire Insurance Co., Ltd	4,822	1.82

DISTRIBUTION OF SHARES BY TYPE OF SHAREHOLDER

	Number of shareholders	Number of shares held (thousands)*	Percentage of total shares outstanding (%)
Japanese financial institutions	125	127,891	48.69
Japanese securities companies	29	3,212	1.23
Other Japanese corporations	215	11,805	4.49
Japanese individuals and others	8,789	21,946	8.35
Foreign institutions and individuals	335	97,835	37.24
Total	9,493	262,689	100.00

*Figures are truncated at thousands.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements concerning Olympus' future plans, strategies, and performance. These forward-looking statements are not historical facts, rather they represent assumptions and beliefs based on economic, financial, and competitive data currently available. Furthermore, they are subject to a number of risks and uncertainties that, without limitation, relate to economic conditions, worldwide business competition, customer demand, foreign currency exchange rates, tax rules, regulations, and other factors. Olympus therefore wishes to caution readers that actual results may differ materially from our expectations.

OLYMPUS®

AN-0805D
Printed in Japan on recycled paper